                                                Filed pursuant to Rule 424(b)(3)
                                                Registration No. 333-23391

PROSPECTUS



                                 725,000 Shares


                           TMBR/SHARP DRILLING, INC.

                                  Common Stock
                                ($.10 Par Value)

     This prospectus ("Prospectus") relates to the offering and sale from time to time by certain persons named in this Prospectus (the "Selling
Stockholders") of 725,000 shares of Common Stock, $.10 par value per share (the "Common Stock"), of TMBR/Sharp Drilling, Inc. (the "Company"). The Company will not receive any proceeds from the sale of the Common Stock.

     The Selling Stockholders may offer and sell from time to time all or any part of their respective shares of Common Stock through agents, dealers, underwriters or market makers or directly to prospective purchasers. Such shares will be offered at the market price or at prices that may be negotiated by the Selling Stockholders at the time of sale. See "Plan of Distribution".

     The Company's Common Stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "TBDI". As of May 19, 1997, the last reported sales price of the Common Stock as reported on the Nasdaq National Market was $9.25.

     The aggregate proceeds to the Selling Stockholders from the sale of the Common Stock will be the purchase price of the Common Stock less the aggregate brokerage commissions or underwriting discounts, if any. The Company has agreed, pursuant to a Stock Purchase Agreement dated as of February 13, 1997 between the Company and the Selling Stockholders, to use its best efforts to register the shares of Common Stock offered hereby and to pay all expenses incident to the registration of the Common Stock, except for brokerage and underwriting discounts and commissions associated with the sale of the Common Stock, the fees and expenses of any attorneys and accountants employed by the Selling Stockholders and any other costs directly incurred by the Selling Stockholders in connection with the offering of the Common Stock, all of which will be paid by the Selling Stockholders. The fees and expenses payable by the Company in connection with the registration of the Common Stock are estimated to be approximately $14,000.00. The Company intends to keep the registration statement, of which this Prospectus is a part, effective for a period of twenty-four months or, if earlier, until all of the shares of Common Stock offered hereby have been sold.

                                  ----------

     PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER "RISK FACTORS" HEREIN.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES  COMMISSION NOR HAS THE SEC-
      URITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
           PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                  The date of this Prospectus is June 13, 1997

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.







                               TABLE OF CONTENTS



                                                                                Page
                                                                                ----
Available Information  .........................................................  3
Incorporation of Certain Documents by Reference  ...............................  4
Summary  .......................................................................  5
Risk Factors  .................................................................. 11
Capitalization  ................................................................ 16
Price Range of Common Stock  ................................................... 17
Dividends....................................................................... 17
Selected Financial Data  ....................................................... 18
Management's Discussion and Analysis of Financial Condition and Results
            of Operations   .................................................... 19
Business and Properties  ....................................................... 25
Management  .................................................................... 39
Compensation of Executives and Related Matters   ............................... 40
Principal Stockholders   ....................................................... 46
Description of Capital Stock  .................................................. 48
Selling Stockholders  .......................................................... 49
Plan of Distribution............................................................ 50
Legal Matters .................................................................. 50
Experts   ...................................................................... 50
Certain Definitions............................................................. 51

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. In addition, copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company has filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby (including all exhibits, amendments or supplements thereto, the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement contained herein is qualified in its entirety by such reference.

     The Registration Statement has been filed with the Commission by electronic transmission through the Commission's Electronic Data Gathering, Analysis and Retrieval system, commonly known as "Edgar". The Registration Statement, as well as other reports and information filed electronically by the Company with the Commission, is publicly available through the Commission's Wordwide Web site on the Internet at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents filed by the Company with the Commission (File No. 0-12757) pursuant to the Exchange Act are incorporated herein by reference:

     (1) The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996;

     (2) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996;

     (3) The Company's Proxy Statement, dated July 29, 1996, in connection with the Annual Meeting of Stockholders of the Company held on August 29, 1996;

     (4) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996;

     (5) The Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996;

     (6)  The Company's Report on Form 10-C, dated February 14, 1997; and

     (7) The Company's Report on Form 10-K/A, Amendment No. 1, dated May 1, 1997, and filed with the Commission on May 1, 1997, amending the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996;

     (8) The Company's Report on Form 10-Q/A, Amendment No. 1, dated May 1, 1997, and filed with the Commission on May 1, 1997, amending the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996;

     (9) The Company's Report on Form 10-K/A, Amendment No. 2, dated May 23, 1997 and filed with the Commission on May 27, 1997, amending the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996; and

     (10) All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock.

     Any statement contained herein or in a document or information incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in the Registration Statement or this Prospectus or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request by such person, a copy of any and all of the information that is incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). These documents are available upon request directed to Patricia R. Elledge, Assistant Secretary, TMBR/Sharp Drilling, Inc., 4607 West Industrial, Midland, Texas 79703; telephone number (915) 699-5050.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere herein and the Company's financial statements and the notes thereto incorporated by reference in this Prospectus. See "Certain Definitions" for definitions of certain oil and gas terms used in this Prospectus. An investment in the Common Stock offered hereby involves a high degree of risk. Investors should carefully consider the information set forth in "Risk Factors".


                                  THE COMPANY

     TMBR/Sharp Drilling, Inc. (the "Company") is engaged in two lines of business, which include the domestic onshore contract drilling of oil and gas wells and the exploration for, development, production and sale of oil and gas. For the year ended March 31, 1996, revenues attributable to the Company's contract drilling operations were approximately $21.2 million, or 92.7% of total revenues, while revenues from the Company's oil and gas exploration and production activities were approximately $1.68 million, or 7.3% of total revenues. Although revenues from exploration and production activities have increased each year since 1991, the Company remains primarily a contract drilling company. In connection with its contract drilling services, the Company provides the crews and most of the ancillary equipment used in the operation of its drilling rigs. The Company is currently experiencing an increase in demand for its contract drilling services. Rig utilization for the three months ended December 31, 1996 was 58% compared to 44% for the three months ended September 30, 1996. The Company is also experiencing increases in the rates it charges for its contract drilling services. The average price received by the Company for daywork and footage contracts during the nine-month period ended December 31, 1996 has increased by approximately 8% and 10%, respectively, when compared to the average price the Company received during the fiscal year ended March 31, 1996.

     Through its predecessor, Tom Brown, Inc., the Company has been engaged in contract drilling operations since 1955 and became an independent entity as a result of a spin-off from Tom Brown, Inc. in 1984. As of May 21, 1997, the Company owned 15 drilling rigs, 12 of which were operating for non-affiliated oil producers, one of which was operating on behalf of the Company for its own account and two of which were inactive or "stacked". All of the Company's rigs are operational and actively marketed in the Permian Basin of west Texas and eastern New Mexico.

     The Company believes it has established a reputation for reliability, high quality equipment and well-trained crews. The Company continually seeks to modify and upgrade its equipment to maximize the performance and capabilities of its drilling rig fleet, which the Company believes provides it with a competitive advantage. The Company has the capability to design, repair and modify its drilling rig fleet from its principal support and storage facilities in Midland, Texas, and an additional storage yard in Odessa, Texas.

     The Company's oil and gas activities complement its onshore drilling operations. These activities are focused in the mature producing regions in the Permian Basin. Oil and gas operations comprised approximately 11% of the Company's revenues for the nine months ended December 31, 1996. When used in this Prospectus, the term "oil and gas operations" refers to the Company's activities associated with the exploration for, development and production of oil and gas, and the revenues derived from such activities. As of March 31, 1996, the Company's proved reserves, all of which were proved developed producing, were 838 MBOE and had a present value of future net revenues of approximately $4.9 million. Since March 31, 1992, the Company has increased its proved reserve base at a compound annual growth rate of approximately 50%.

     The Company was incorporated under the laws of Texas in October, 1982 under the name TMBR Drilling, Inc. In August, 1986, the Company changed its name to TMBR/Sharp Drilling, Inc.

     The executive offices of the Company are located at 4607 W. Industrial Avenue, Midland, Texas, 79703 and its telephone number at that address is (915) 699-5050.

                              INDUSTRY CONDITIONS

     From 1982 until mid-1996, the U.S. onshore drilling industry has been characterized by an over-supply of drilling equipment as demand for drilling services decreased. During the past 14 years, the available onshore drilling rig fleet declined from approximately 5,139 drilling rigs in 1982 to approximately 1,425 drilling rigs in 1996. Industry profitability suffered, and in many cases, insufficient cash flow was generated to support proper drilling rig maintenance. To maintain operation of drilling equipment in that environment, drilling contractors cannibalized parts and components from less desirable drilling rigs. The available domestic drilling fleet has been further reduced through the mobilization of drilling equipment to international markets.

     During the last two years, however, demand for domestic onshore drilling services has increased as a result of stronger oil and gas prices and technological advances that have reduced exploration, development and production costs. Accordingly, the Baker Hughes rig count for New Mexico and the Permian Basin of west Texas has increased to 128 at December 31, 1996, compared to 122 and 108 at December 31, 1995 and 1994, respectively.



                               BUSINESS STRATEGY

     The Company's strategy is to increase cash flow and profitability by utilizing the factors set forth below. As a result of its quality asset base, strong reputation and customer relationships and experienced and dedicated management and employees, the Company believes it receives premium rates for its contract drilling services. The Company's oil and gas operations can provide the opportunity for additional growth through its exposure to high potential oil and gas drilling projects.

MAINTAIN QUALITY ASSET BASE. The Company's drilling rigs are maintained in good operating condition. The Company believes that the quality and operating condition of its drilling equipment allows it to maximize its utilization rates and pricing. The drilling depth capability of the Company's fleet ranges from 8,500 to 30,000 feet with an average drilling depth capability of approximately 14,000 feet. For the fiscal quarter ended December 31, 1996, the Company's average well depth drilled was approximately 9,500 feet.

CAPITALIZE ON STRONG INDUSTRY REPUTATION. The Company, individually or through its predecessor, has focused its operations in the Permian Basin for over 40 years. The Company believes that it has a strong reputation within such region for providing well maintained equipment, quality service and experienced personnel.

CONTINUE TO BUILD STRONG CUSTOMER RELATIONSHIPS. The Company seeks to maximize customer satisfaction by maintaining high quality standards and continually evaluating and seeking to improve its performance.

ATTRACT AND RETAIN EXPERIENCED AND DEDICATED MANAGEMENT AND EMPLOYEES. The Company believes that it offers its employees attractive compensation, benefits and incentive programs that are competitive in its industry. The Company believes that its compensation and training policies enhance its ability to maintain a stable, productive workforce, which is essential to the efficient operation and successful expansion of its business.

PURSUE COMPLEMENTARY OIL AND GAS OPERATIONS. The Company believes that its oil and gas operations provide it with the additional financial flexibility to generate cash flow during downturns in the drilling market. The Company's ability to participate in the ownership of interests in oil and gas wells also generates opportunities to serve as the drilling contractor for other operators or on its own behalf.


                                  RISK FACTORS

     The Company operates in an industry characterized by many significant risks. In addition to the risks that are associated with the oil and gas industry generally, the Company also encounters certain other specific risks that may adversely affect the Company's financial condition and results of operations. A summary of these risk factors is set forth below. For a more complete discussion of the considerations relevant to an investment in the Common Stock offered hereby, see "Risk Factors".

     LOSS OF KEY PERSONNEL. The Company's business could be materially and adversely affected if Thomas C. Brown, the Chairman of the Board of Directors and Chief Executive Officer of the Company, or Joe G. Roper, the President of the Company, become unavailable.

     VOLATILITY OF OIL AND GAS PRICES. The Company's profitability is directly affected by oil and gas prices. Any significant or extended decline in oil and/or gas prices will have a material adverse effect on the Company.

     MARKET CONDITIONS FOR CONTRACT DRILLING SERVICES. Future declines in demand for the Company's contract drilling services would have a material adverse effect on the Company's financial condition and results of operations.

     SHORTAGE OF DRILL PIPE IN THE CONTRACT DRILLING INDUSTRY. A shortage of drill pipe has caused the price of drill pipe to increase significantly and has resulted in delivery delays for new drill pipe. In the event of an extended shortage, the Company may be unable to obtain the drill pipe required for its contract drilling operations which would have a material adverse effect on the Company's financial condition and results of operations.

     SHORTAGE OF QUALIFIED AND EXPERIENCED LABOR. The contract drilling industry is experiencing a shortage of qualified drilling rig personnel. As a result, the Company's ability to expand its operations has been, and may continue to be, restricted.

     CAPITAL REQUIREMENTS AND LIQUIDITY. The oil and gas industry is capital intensive. There can be no assurance that the Company's cash flow from operations or borrowing capacity will be sufficient to fund capital expenditures and working capital requirements, nor is there any assurance that other sources of financing arrangements will be available to the Company.

     REPLACEMENT OF OIL AND GAS RESERVES. The Company's oil and gas reserves are depleted as oil and gas is produced. Unless the Company is able to find, develop or acquire additional oil and gas reserves, the proved reserves of the Company will decline. No assurance can be given that the Company will be able to replace oil and gas that has been produced.

     CONCENTRATION OF CUSTOMERS. Three customers accounted for approximately 49% of the Company's total revenues during the fiscal year ended March 31, 1996. The loss of any one of these customers could have a material adverse effect on the Company's financial condition and results of operations.

     RISK OF OIL AND GAS EXPLORATION, DEVELOPMENT AND PRODUCTION. Exploring for oil and gas often results in unprofitable efforts. In addition, many factors beyond the Company's control may adversely affect the Company's oil and gas exploration, development and production operations. These factors include low oil and gas prices, oil and gas property title problems, inclement weather and general economic conditions.

     IMPRECISE NATURE OF RESERVE ESTIMATES. Estimating accumulations of oil and gas reserves is a subjective process based upon a number of variable factors and assumptions, such as the assumed effects of regulations of governmental authorities, future oil and gas prices and future operating, development, workover and remedial costs. Accordingly, actual quantities of oil and gas that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures and future oil and gas sales prices may all vary from those assumed in these estimates, and such variances may be material.

     SHARES ELIGIBLE FOR FUTURE SALE. As of May 21, 1997, the Company had outstanding 4,477,386 shares of Common Stock, of which 725,000 shares are eligible for resale in the public market pursuant to this Prospectus. Additionally, and at the same date, 861,413 shares of Common Stock were held by directors and officers of the Company, and stock options to purchase 890,500 shares were held by directors, officers and employees of the Company.

Sales of substantial amounts of the Common Stock of the Company in the public market could adversely affect the market price for the Common Stock.

     ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATION MATTERS. The Company's operations are affected by numerous federal and state laws and regulations, including state and federal taxes, regulations pertaining to the manner in which oil and gas operations must be conducted, permit requirements and laws and regulations relating to the protection of the environment. The trend toward more strict compliance standards with environmental laws and regulations could cause the Company to incur substantial costs to comply with such requirements. In addition, the imposition of any liabilities on the Company for failure to comply with any such laws and regulations, including environmental laws, could have a material adverse effect on the Company's financial condition and results of operations.

     OPERATING RISKS AND INSURANCE. Contract drilling and oil and gas exploration and production activities are subject to numerous risks and hazards which could cause serious injury or death to persons or damage to property of others. The Company is insured against some, but not all, of these risks and hazards. Accordingly, if the Company sustained an uninsured loss or liability, its ability to operate may be materially adversely affected.

     COMPETITION. The Company encounters intense competition from other drilling contractors, major oil companies, independent oil and gas companies and individual operators. Many of the Company's competitors have substantially greater financial and other resources than the Company.

     RECENT LOSS; WRITEDOWNS. For the year ended March 31, 1996, the Company incurred a loss of approximately $952,000, primarily due to a non-cash charge of approximately $2.6 million resulting from the writedown of the carrying value of certain of the Company's oil and gas properties. There can be no assurance that the Company will not incur additional writedowns in the value of its oil and gas properties in the future.

     EFFECT OF CHANGE IN BENEFICIAL OWNERSHIP ON NET OPERATING LOSS CARRYFORWARD. The Company had a net operating loss ("NOL") carryforward approximating $71.4 million for tax purposes at March 31, 1996. The Internal Revenue Code of 1986, as amended, limits the utilization of NOL carryforwards upon the occurrence of certain changes in ownership of the Company's Common Stock. Transfers of Common Stock over which the Company may have no control, or subsequent issuances by the Company of Common Stock, could result in an ownership change which would limit the use of the Company's NOL carryforward.

        SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL INFORMATION
                            AND OTHER OPERATING DATA


     The following table sets forth summary financial and operating data as of the dates and for the periods indicated. The following data should be read in conjunction with " Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto incorporated by reference herein.

                                                                    FISCAL YEAR ENDED MARCH 31,
                                                 -----------------------------------------------------------------------
                                                    1992           1993           1994           1995           1996
                                                 -----------    -----------    -----------    -----------    -----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
Operating revenues:
   Contract drilling                             $    12,203    $    17,996    $    18,359    $    18,357    $    21,298
   Oil and gas                                           487            557            621          1,042          1,683
                                                 -----------    -----------    -----------    -----------    -----------
              Total operating revenues                12,690         18,553         18,980         19,399         22,981
                                                 -----------    -----------    -----------    -----------    -----------

Operating costs and expenses:
   Contract drilling                                  13,154         15,570         14,989         14,630         17,252
   Oil and gas production                                349            221            318            350            554
   Dry holes and abandonments                            263            236            656            629            945
   Depreciation, depletion and amortization            1,390            702            746            876            907
   General and administrative                          1,432          1,401          1,339          1,553          1,599
   Writedown of oil and gas properties                   938           --             --             --            2,624(1)
                                                 -----------    -----------    -----------    -----------    -----------
            Total operating costs and expenses        17,526         18,130         18,048         18,038         23,881
                                                 -----------    -----------    -----------    -----------    -----------
             Operating income (loss)                  (4,836)           423            932          1,361           (900)
                                                 -----------    -----------    -----------    -----------    -----------

Other income (expenses):
   Interest                                             (927)          (424)           (89)          (154)          (139)
   Other                                               3,256          5,118            258            359            117
                                                 -----------    -----------    -----------    -----------    -----------
      Total other income (expense)                     2,329          4,694            169            205            (22)
                                                 -----------    -----------    -----------    -----------    -----------

Net income (loss) before income tax provision         (2,507)         5,117          1,101          1,566           (922)
Provision for income taxes                              --             (149)           (62)           (30)           (30)
                                                 -----------    -----------    -----------    -----------    -----------
Net income (loss) before extraordinary items     $    (2,507)   $     4,968    $     1,039    $     1,536    $      (952)
                                                 ===========    ===========    ===========    ===========    ===========

Net income (loss) before extraordinary
   items per share                               $     (1.72)   $      1.09    $      0.23    $      0.38    $     (0.23)
                                                 ===========    ===========    ===========    ===========    ===========

Weighted average number of common
   shares outstanding                              3,882,552      4,554,108      4,603,130      4,032,195      4,074,567
                                                 ===========    ===========    ===========    ===========    ===========

                                                     NINE MONTHS ENDED
                                                        DECEMBER 31,
                                                 --------------------------
                                                     1995           1996
                                                 -----------    -----------
INCOME STATEMENT DATA
Operating revenues:
   Contract drilling                             $    16,194    $    11,820
   Oil and gas                                         1,096          1,439
                                                 -----------    -----------
              Total operating revenues                17,290         13,259
                                                 -----------    -----------

Operating costs and expenses:
   Contract drilling                                  13,872          9,052
   Oil and gas production                                374            589
   Dry holes and abandonments                            422            442
   Depreciation, depletion and amortization              898          1,071
   General and administrative                          1,174          1,143
   Writedown of oil and gas properties                  --             --
                                                 -----------    -----------
            Total operating costs and expenses        16,240         12,297
                                                 -----------    -----------
             Operating income (loss)                   1,050            962
                                                 -----------    -----------

Other income (expenses):
   Interest                                              (99)          (236)
   Other                                                  95             94
                                                 -----------    -----------
      Total other income (expense)                        (4)          (142)
                                                 -----------    -----------

Net income (loss) before income tax provision          1,046            820
Provision for income taxes                               (30)           (16)
                                                 -----------    -----------
Net income (loss) before extraordinary items     $     1,016    $       804
                                                 ===========    ===========

Net income (loss) before extraordinary
   items per share                               $      0.25    $      0.19
                                                 ===========    ===========

Weighted average number of common
   shares outstanding                              4,083,980      4,181,834
                                                 ===========    ===========




                                                                                                                AS
                                                                                                            ADJUSTED(2)
                                                                                                            -----------
BALANCE SHEET DATA (AT END OF PERIOD)
Cash and cash equivalents               $   709    $   424   $ 1,039   $ 1,590   $   339   $    75   $   531   $ 3,507
Total assets                              9,885      7,932     7,648    10,040    11,660    12,749    14,655    17,883
Total debt                                 --           16        74      --       1,300      --       4,500      --
Stockholders' equity                     (5,494)     3,081     4,133     5,775     4,959     6,921     5,851    13,579

------------------

(1) During 1996, the Company recognized a non-cash charge of approximately $2.6 million due to a writedown of the carrying value of its oil and gas properties. This charge was a result of the adoption of Statement of Financial Accounting Standards No. 121 ("SFAS 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 121 requires the Company to assess the need for an impairment of capitalized costs of oil and gas properties on a property-by-property basis in contrast to the Company's prior policy of evaluating the undiscounted future net revenues of its oil and gas properties in total. According to SFAS 121, if an impairment is indicated based on undiscounted future cash flows, then it is recognized to the extent that net capitalized costs exceed discounted future cash flows.

(2) As adjusted at December 31, 1996 to give effect to the completion of the Company's private placement in February, 1997 of 725,000 shares of Common Stock at a price of $11.00 per share, and the application of the net proceeds (approximately $7.47 million) therefrom. The number of outstanding shares of Common Stock, as adjusted, includes 25,100 shares of Common Stock issued subsequent to December 31, 1996 in connection with the Company's acquisition of additional working interests in four wells located in Lea County, New Mexico. Pro forma earnings (loss) for the periods ended March 31, 1996 and December 31, 1996 were ($924,076) and $1,017,102, respectively. Weighted average shares outstanding for the periods ended March 31, 1996 and December 31, 1996 were 4,799,597 and 4,906,834, respectively. Pro forma earnings (loss) per share for the same periods were ($0.19) and $0.21, respectively.

                 SUMMARY OPERATING AND OIL AND GAS RESERVE DATA


     The following table sets forth operating and oil and gas data for the Company for each of the periods indicated. The reserve data set forth below represent only estimates, which are based on various assumptions and, therefore, are inherently imprecise. In addition, the reserve data may be subject to upward or downward revisions depending upon, among other factors, production history and prevailing oil and gas prices. See "Risk Factors -- Imprecise Nature of Reserve Estimates".


                                                                                                              NINE MONTHS ENDED
                                                            FISCAL YEAR ENDED MARCH 31,                          DECEMBER 31,
                                           -------------------------------------------------------------    ----------------------
                                              1992         1993         1994         1995         1996         1995         1996
                                           ---------    ---------    ---------    ---------    ---------    ---------    ---------
CONTRACT DRILLING OPERATING DATA

      Number of wells drilled                    128          173          163          114           87           73           75
      Total footage drilled                  801,593    1,280,848    1,081,275      865,178      681,697      545,822      490,984
      Average rigs available for service          51           13           15           15           15           15           15
      Average rig utilization rate              11.1%        46.3%        47.6%        43.5%        45.1%        45.3%        45.5%

OIL AND GAS DATA

      Production:
      Oil (Bbl)                               21,400       23,300       28,600       51,300       70,941       49,633       51,100
      Gas (Mcf)                               28,200       72,200       74,800      104,700      212,062      145,873      232,636
      Total (BOE)                             26,100       35,333       41,067       68,750      106,285       73,945       89,873

      Average sales price per unit:
      Oil (Bbl)                            $   19.77    $   20.36    $   16.13    $   17.13    $   17.67    $   17.56    $   21.48
      Natural gas (Mcf)                    $    1.99    $    1.55    $    1.92    $    1.55    $    1.52    $    1.54    $    1.45

      Reserve data (end of period):
      Proved developed reserves (MBOE)         164.0        167.2        172.7        463.8        837.9         --           --
          Present value of future net
         revenues (in thousands)           $   1,021    $   1,139    $     971    $   2,879    $   4,954         --           --



                                  THE OFFERING

Common Stock offered by the Selling Stockholders . . . . . . . . . . . . . . . . . . . . .  725,000 shares
Common Stock outstanding as of May 21, 1997  . . . . . . . . . . . . . . . . . . . . . . .  4,477,386 shares (1)
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  The Company will not receive any of the proceeds from the sale of the
                                                                                            Common Stock by the Selling Stock-
                                                                                            holders.
Nasdaq National Market Symbol. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  TBDI

-----------------

(1) Excludes 939,800 shares issuable upon exercise of outstanding stock options with a weighted average exercise price of $4.30 per share and a five - year warrant to purchase 36,250 shares of the Company's Common Stock at an exercise price of $13.20 per share.

                                  RISK FACTORS

     An investment in the Common Stock offered hereby involves a high degree of risk. Prior to making an investment decision, prospective purchasers of shares of the Common Stock offered hereby should consider carefully, together with the other information contained or incorporated by reference in this Prospectus, the following risk factors affecting the Company:

LOSS OF KEY PERSONNEL

     The success of the Company's business is highly dependent upon the services, efforts and abilities of Thomas C. Brown, the Chairman of the Board of Directors and Chief Executive Officer of the Company, and Joe G. Roper, the President and a Director of the Company. The business of the Company could be materially and adversely affected if Mr. Brown or Mr. Roper becomes unavailable for any reason. The Company does not maintain key man life insurance on the lives of either Mr. Brown or Mr. Roper, nor does the Company have employment agreements with any of its officers or employees. See "Management."

VOLATILITY OF OIL AND GAS PRICES

     The Company's revenues, cash flows and profitability are substantially dependent upon prevailing prices for oil and gas, both with respect to its contract drilling operations and its oil and gas operations. In recent years, oil and gas prices and, therefore, the level of drilling, exploration, development and production, have been extremely volatile. Prices for oil and gas are affected by market supply and demand factors as well as actions of state and local agencies, the U.S. and foreign governments and international cartels. All of these factors are beyond the control of the Company. Any significant or extended decline in oil and/or gas prices will have a material adverse effect on the Company's financial condition and results of operations and could impair access to future sources of capital. During the fiscal year ended March 31, 1996, the prices the Company received for oil ranged from a high of $19.45 per Bbl of oil to a low of $15.46 per Bbl. During the same period, prices of natural gas that the Company received fluctuated from a high of $3.51 per Mcf of gas to a low of $0.50 per Mcf. During the nine months ended December 31, 1996, the prices the Company received for oil ranged from a high of $25.10 per Bbl of oil to a low of $15.15 per Bbl. During this same period, prices of natural gas received by the Company fluctuated from a high of $5.60 per Mcf of gas to a low of $0.50 per Mcf.

MARKET CONDITIONS FOR CONTRACT DRILLING SERVICES

     The contract drilling business is currently experiencing increased demand for drilling services primarily due to stronger oil and gas prices. However, the market for onshore contract drilling services has generally been depressed since 1982, when oil and gas prices began to weaken. A particularly sharp decline in demand for contract drilling services occurred in 1986 because of the world-wide collapse in oil prices. Since this time and except during occasional upturns, there have been substantially more drilling rigs available than necessary to meet demand in most operating and geographic segments of the domestic drilling industry, including the Permian Basin. As a result, drilling contractors have had difficulty sustaining profit margins. In addition to adverse effects that future declines in demand could have on the Company, ongoing movement or reactivation of onshore drilling rigs or new construction of drilling rigs could adversely affect contract drilling rates and drilling rig utilization levels, even in an environment of stronger oil and gas prices and increased drilling activity. The Company cannot predict the future level of demand for its contract drilling services, future conditions in the contract drilling industry or future contract drilling rates.

SHORTAGE OF DRILL PIPE IN THE CONTRACT DRILLING INDUSTRY

     Currently, there is a growing shortage of drill pipe in the contract drilling industry in the U.S. This shortage has caused the price of drill pipe to increase significantly over the past 30 months and has required orders for new drill pipe to be placed approximately 6 months in advance of expected use. The price increase and the delay in delivery caused the Company to substantially increase capital expenditures in its contract drilling segment over the approximately 30- month period ending December 31, 1996, primarily with respect to new drill pipe purchases. In the event of an extended shortage, the Company may be unable to obtain the drill pipe required for its contract drilling operations which would have a material adverse effect on the Company's financial condition and results of operations.

SHORTAGE OF QUALIFIED AND EXPERIENCED LABOR

     Increases in domestic drilling demand since mid-1995 and recent increases in contract drilling activity have resulted in a shortage of qualified drilling rig personnel in the industry. As a result, and rather than hiring unqualified or inexperienced crews, the Company has intentionally restricted the number of drilling rigs it has in active operation at any one time. At May 21, 1997, the Company had thirteen rigs operating. If the Company is unable to attract and retain additional qualified personnel, its ability to market and operate more drilling rigs will continue to be restricted. In addition, labor shortages could result in wage increases, which could reduce the Company's operating margins and have a material adverse effect on the Company's financial condition and results of operations.

CAPITAL REQUIREMENTS AND LIQUIDITY

     The oil and gas industry is capital intensive. The Company's cash flow from operations and the continued availability of credit are subject to a number of variables, including the level of oil and gas the Company is able to produce from existing wells, the prices at which oil and gas are sold and the Company's ability to locate and produce new reserves. The Company can provide no assurance that its cash flow from operations and present borrowing capacity will be sufficient to fund its anticipated capital expenditures and working capital requirements. The Company may from time to time seek additional financing, either in the form of bank borrowings, sales of the Company's securities or other forms of financing. Except for the Company's loan agreements with its bank lender, the Company has no agreements for any such financing and there can be no assurance as to the availability or terms of any such financing. To the extent the Company's capital resources and earnings are at any time insufficient to fund its activities or repay its indebtedness as due, the Company will need to raise additional funds through public or private financings or additional borrowings. No assurance can be given as to the Company's ability to obtain any such capital resources. If the Company is at any time not able to obtain then necessary capital resources, its financial condition and results of operations could be materially adversely affected. If, however, additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's stockholders at that time could be diluted and, in addition, such equity securities may have rights, preferences or privileges senior to those of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

REPLACEMENT OF RESERVES; RISKS OF OIL AND GAS EXPLORATION, DEVELOPMENT AND PRODUCTION

     The Company's reserves are depleted as it produces oil and gas. Therefore, the Company's future success will depend, in part, upon its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Without successful exploration, development or acquisition activities, the proved reserves of the Company will decline. No assurance can be given that the Company will be able to acquire or find and develop additional reserves on an economical basis.

     The search for oil and gas often results in unprofitable efforts, not only from dry holes, but also from wells which, though productive, do not produce oil or gas in sufficient quantities to be economically viable. No assurance can be given that any oil or gas reserves located by the Company in the future will result in commercial production. In addition, the cost of drilling, completing and operating wells is often uncertain, and drilling may be delayed or canceled as a result of many factors, including unacceptably low oil and gas prices, oil and gas property title problems, inclement weather conditions and financial instability of well operators and working interest owners. Furthermore, the availability of a ready market for the Company's oil and gas depends on numerous factors beyond its control, including demand for and supply of oil and gas, general economic conditions, proximity of gas reserves to pipelines, shortages or delays in the delivery of equipment, weather conditions and government regulations.

CONCENTRATION OF CUSTOMERS

      During the fiscal year ended March 31, 1996, the three largest customers for the Company's contract drilling services, Mobil Exploration & Producing U.S. Inc., Titan Resources I, Inc. and Arrington Oil and Gas, Inc., accounted for approximately 18%, 18% and 13% of total revenues, respectively. The loss of any one of these customers could have a material adverse effect on the Company's financial condition and results of operations.

IMPRECISE NATURE OF RESERVE ESTIMATES

     Information relating to the Company's proved oil and gas reserves is based upon engineering estimates. Reserve engineering is a subjective process of estimating the recovery from underground accumulations of oil and gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. Because all reserve estimates are to some degree speculative, the actual quantities of oil and gas that are ultimately recovered, production and operation costs, the amount and timing of future development expenditures and future oil and gas sales prices may all vary from those assumed in these estimates and such variances may be material. In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based upon the same available data. See "Business and Properties -- Oil and Gas Operations Oil and Gas Reserves."

SHARES ELIGIBLE FOR FUTURE SALE

     As of May 21, 1997, the Company had outstanding 4,477,386 shares of Common Stock, of which 725,000 shares are eligible for resale in the public market pursuant to this Prospectus. Additionally, and at that same date, 889,713 shares of Common Stock were held by directors and officers of the Company, and stock options to purchase an aggregate of 890,500 shares of Common Stock, all of which are currently exercisable or become exercisable in 1997, were held by directors, officers and employees of the Company. The shares issuable upon exercise of such options granted under the Company's stock option plans are registered under the Securities Act of 1933, as amended (the "Act") and, upon exercise of the options, such shares will be eligible for resale in the public market, except that any such shares issued to affiliates are subject to certain volume limitations and other restrictions of Rule 144 under the Act. Sales of substantial amounts of the Common Stock of the Company could adversely affect the market price for the Common Stock.

     No prediction can be made as to the effect, if any, that the sale of shares or the availability of shares for sale in the public market will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market could adversely affect prevailing market prices.

ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATION MATTERS

     General. The Company's operations are affected from time to time in varying degrees by political developments and federal and state laws and regulations. In particular, oil and gas production, operations and economics are or have been affected by price controls, taxes and other laws relating to the oil and gas industry, by changes in such laws and by changes in administrative regulations. The Company cannot predict how existing laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on its business, financial condition or results of operations. See "Business and Properties -- Regulation."

     Environmental. The Company's operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution which might result from the Company's operations. Moreover, the recent trend toward stricter standards in environmental legislation and regulation is likely to continue. For instance, legislation has been proposed in Congress from time to time that would reclassify certain oil and gas exploration and production wastes as "hazardous wastes" which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If such legislation were to be enacted, it could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. Initiatives to further regulate the disposal of oil and gas wastes are also pending in certain states, and these various initiatives could have a similar impact on the Company. The Company could incur substantial costs to comply with environmental laws and regulations. In addition to compliance costs, government entities and other third parties may assert substantial liabilities against owners and operators of oil and gas properties for oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages, including damages caused by previous property owners. The imposition of any such liabilities on the Company could have a material adverse effect on the Company's financial condition and results of operations.

OPERATING RISKS AND INSURANCE

     Contract drilling and oil and gas activities are subject to a number of risks and hazards which could cause serious injury or death to persons, suspension of drilling operations and serious damage to equipment or property of others, environmental damage, and substantial damage to producing formations and surrounding areas. The occurrence of a significant event, including any of the above-mentioned risks and hazards, could subject the Company to significant liability and could have a material adverse effect on the Company's financial condition and results of operations. Although the Company believes that it is adequately insured against risks in its operations resulting in injury or death to persons in accordance with industry standards, the Company's drilling rigs and related equipment are not covered by insurance, and the insurance maintained by the Company does not cover all of the above-mentioned risks and hazards and may not be adequate to protect the Company against liability from all consequences of well disasters, extensive fire damage or damage to the environment. The Company maintains general liability insurance, and obtains insurance against pollution risks and blowouts on a well-by-well basis, but it has not obtained insurance against all operating hazards. Should the Company sustain an uninsured loss or liability, its ability to operate may be materially adversely affected. No assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable or that any particular types of coverage will be available. Furthermore, a portion of the Company's contract drilling is done on a turnkey basis, which requires the Company to complete the drilling of a particular well for a flat fee negotiated in advance and, accordingly, involves substantial economic risks.

COMPETITION

     The Company encounters intense competition in its contract drilling operations from other drilling contractors. The competitive environment for contract drilling services involves such factors as drilling rates, availability and condition of drilling rigs and equipment, reputation and customer relations. The Company faces strong competition from major oil companies, independent oil and gas companies and individual producers and operators in acquiring oil and gas leases for exploration and development. Many of the competitors in each of the Company's lines of business have substantially greater financial and other resources than the Company.

RECENT LOSS; WRITEDOWNS

     For the year ended March 31, 1996, the Company incurred a loss of approximately $952,000, primarily due to a non-cash charge of approximately $2.6 million resulting from the writedown of the carrying value of certain of the Company's oil and gas properties. This charge was a result of the adoption of Statement of Financial Accounting

Standards No. 121 ("SFAS 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 121 requires the Company to assess the need for an impairment of capitalized costs of oil and gas properties on a property-by-property basis in contrast to the Company's prior policy of evaluating the undiscounted future net revenues of its oil and gas properties in total. According to SFAS 121, if an impairment as indicated based on undiscounted future cash flows, then it is recognized to the extent that net capitalized costs exceed discounted future cash flows. Although the Company had earnings of approximately $804,000 for the nine months ended December 31, 1996, and although the Company believes that drilling activity has begun to increase in recent months, there can be no assurance that such rise in activity will continue or that the Company will be profitable in the current or subsequent years, nor can there be any assurance that the Company will not incur additional writedowns in the value of its oil and gas properties in the future.

EFFECT OF CHANGE IN BENEFICIAL OWNERSHIP ON NET OPERATING LOSS CARRYFORWARD

     The Company had a net operating loss ("NOL") carryforward approximating $71.4 million for tax purposes at March 31, 1996. The Internal Revenue Code of 1986, as amended (the "Code"), limits the utilization of NOL carryforwards under certain circumstances, including upon the occurrence of certain ownership changes. The amount of such limitation is calculated pursuant to the Code and is based on specified interest rates and other variables at the time of such ownership change. To the extent such a carryforward is not utilized in a year, it may be utilized in subsequent years. Based upon a review of relevant transactions in the Common Stock, the Company believes that it has not undergone an ownership change. However, transfers of Common Stock, over which the Company may have no control, or subsequent issuances by the Company of Common Stock or securities convertible into Common Stock, may result in an ownership change, which could limit the use of the Company's NOL carryforward. Accordingly, there can be no assurance of the continuing availability of full utilization of the NOL carryforward of the Company.



                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus and documents incorporated by reference in this Prospectus include certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments that the Company estimates, intends, projects, expects, believes or anticipates will or may occur in the future, including such matters as market conditions, future capital, development and exploration expenditures (including the amount and nature thereof), drilling rig utilization rates, drilling of wells, reserve estimates, business strategies and other plans and objectives of management of the Company for future operations and activities, expansion and growth of the Company's operations and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other facts it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed above, general economic and business conditions, the business opportunities (or lack thereof) that may be presented to and pursued by the Company, changes in law or regulations and other factors, many of which are beyond the control of the Company. Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. All subsequent written and oral forward- looking statements attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the foregoing matters.

                                 CAPITALIZATION

     The following table sets forth as of December 31, 1996 the historical capitalization of the Company and the pro forma capitalization of the Company and as adjusted to give effect to (i) the Company's issuance and sale of 725,000 shares of Common Stock in February, 1997 upon consummation of the Company's private placement and the application of the net proceeds (approximately $7.47 million) therefrom, and (ii) the issuance of 25,100 shares of Common Stock in January, 1997 in connection with the Company's acquisition of certain producing oil properties in Lea County, New Mexico. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements, including the notes thereto, incorporated by reference herein.


                                                                                      DECEMBER 31, 1996
                                                   -------------------------------------------------------------------------------
                                                                            PRO FORMA ADJUSTMENTS
                                                                 ------------------------------------------------
                                                                  ACQUISITION OF      PRIVATE      RETIREMENT OF        PRO FORMA
                                                    ACTUAL       WORKING INTEREST    PLACEMENT     LONG-TERM DEBT      AS ADJUSTED
                                                    ------       ----------------    ---------     --------------      -----------
                                                                                   (In thousands)
Long-term debt .................................   $  4,500                                           (4,500)(1)             --


Stockholders' equity:

   Preferred Stock, $.10 par
     value, 10,000,000 shares authorized;
     none issued and outstanding ...............       --                                                                    --

   Common Stock, $.10 par value,
     50,000,000 shares authorized;
     3,677,986 shares issued and outstanding;
     (4,428,086 shares issued and outstanding as
     adjusted) (2)(3)(4)........................        494               3(3)            73(4)          --                  570

   Additional paid-in capital ..................     60,709             248(3)         7,404(4)          --               68,361

   Accumulated deficit .........................    (55,202)            --               --              --              (55,202)
   Treasury stock - common, 1,268,739
     shares at December 31, at cost ............       (150)            --               --              --                 (150)
                                                   --------           -----          -------          ------            --------
      Total stockholders' equity ...............      5,851             251            7,477             --               13,579
                                                   --------           -----          -------          ------            --------
         Total capitalization ..................   $ 10,351           $ 251          $ 7,477          (4,500)           $ 13,579
                                                   ========           =====          =======          ======            ========


--------------------


(1) Retirement of long-term debt with proceeds from the Company's private placement. See note (4) below.

(2) The number of shares of Common Stock outstanding excludes (i) 890,500 shares of Common Stock reserved for issuance upon exercise of outstanding stock options with a weighted average exercise price of $4.30 per share held by Directors, officers and employees of the Company and (ii) a five-year warrant to purchase 36,250 shares of the Company's Common Stock at an exercise price of $13.20 per share. See "Description of Capital Stock - Warrants."

(3) Subsequent to December 31, 1996, the Company issued 25,100 shares of Common Stock in connection with the Company's acquisition of additional working interests in four oil wells located in Lea County, New Mexico. The aggregate purchase price of the properties was $251,000.

--------------
* footnotes continued on page 17.

(4) In February, 1997, the Company issued 725,000 shares of Common Stock upon consummation of a private placement. Net proceeds from the placement were approximately $7.47 million.


                          PRICE RANGE OF COMMON STOCK


     During the period from November 22, 1993 to December 13, 1994, the Company's Common Stock was traded on the Nasdaq Small Cap Market and on December 15, 1994 the Company's Common Stock began trading on the Nasdaq National Market tier of The Nasdaq Stock Market. The following table sets forth, on a per share basis for the period indicated, the range of high and low closing bid quotations of the Common Stock prior to December 15, 1994 and the high and low last reported sales prices thereafter as reported by Nasdaq. The quotations are inter-dealer prices without retail mark-ups, mark-downs or commissions and may not represent actual transactions.


                                                                    PRICE
                                                            ----------------------
     FISCAL YEAR ENDED MARCH 31, 1995                         HIGH            LOW
                                                            ----------     -------
      First quarter                                          $ 4 3/4       $ 4 5/8
      Second quarter                                           5 7/8         4 3/4
      Third quarter                                            7             6 3/8
      Fourth quarter                                           7 1/8         6 5/16

     FISCAL YEAR ENDED MARCH 31, 1996

      First quarter                                            7 3/4         6 1/2
      Second quarter                                          10 1/2         9 1/4
      Third quarter                                            9 1/4         8
      Fourth quarter                                           8 1/4         6 3/4

     FISCAL YEAR ENDED MARCH 31, 1997

      First quarter                                            8 1/4         6 3/4
      Second quarter                                          12             7
      Third quarter                                           12             9
      Fourth quarter                                          13 7/8        10 3/4

     The last sale price of the Company's Common Stock as of May 19, 1997 was $9.25 per share, as reported on the Nasdaq National Market. As of May 21, 1997, there were approximately 3,454 shareholders of record of the Company's Common Stock.

                                   DIVIDENDS

     The Company has never declared or paid any cash dividends on shares of its Common Stock and has no plans to do so in the foreseeable future. The Company presently intends to retain all earnings to fund its operations and future growth.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial data for the Company as of the dates and for the periods indicated. The financial data for the five years ended March 31, 1996 were derived from the financial statements of the Company which have been audited by Arthur Anderson LLP, independent accountants. The data for the nine months ended December 31, 1996 and 1995 have been derived from unaudited financial statements of the Company. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary for a fair presentation of the unaudited information presented. The nine-month results are not necessarily indicative of expected annual results because of seasonal fluctuations in demand and prices for oil and gas and other factors. The data set forth in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, including the notes thereto, incorporated by reference in this Prospectus.


                                                                                  FISCAL YEAR ENDED MARCH 31,
                                                        -----------------------------------------------------------------------
                                                           1992           1993           1994           1995           1996
                                                        -----------    -----------    -----------    -----------    -----------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
Operating revenues:
   Contract drilling                                    $    12,203    $    17,996    $    18,359    $    18,357    $    21,298
   Oil and gas                                                  487            557            621          1,042          1,683
                                                        -----------    -----------    -----------    -----------    -----------
              Total operating revenues                       12,690         18,553         18,980         19,399         22,981
                                                        -----------    -----------    -----------    -----------    -----------

Operating costs and expenses:
   Contract drilling                                         13,154         15,570         14,989         14,630         17,252
   Oil and gas production                                       349            221            318            350            554
   Dry holes and abandonments                                   263            236            656            629            945
   Depreciation, depletion and amortization                   1,390            702            746            876            907
   General and administrative                                 1,432          1,401          1,339          1,553          1,599
   Writedown of oil and gas properties                          938           --             --             --            2,624(1)
                                                        -----------    -----------    -----------    -----------    -----------
            Total operating costs and expenses               17,526         18,130         18,048         18,038         23,881
                                                        -----------    -----------    -----------    -----------    -----------
             Operating income (loss)                         (4,836)           423            932          1,361           (900)
                                                        -----------    -----------    -----------    -----------    -----------

Other income (expenses):
   Interest                                                    (927)          (424)           (89)          (154)          (139)
   Other                                                      3,256          5,118            258            359            117
                                                        -----------    -----------    -----------    -----------    -----------
      Total other income (expense)                            2,329          4,694            169            205            (22)
                                                        -----------    -----------    -----------    -----------    -----------

Net income (loss) before income tax provision                (2,507)         5,117          1,101          1,566           (922)
Provision for income taxes                                     --             (149)           (62)           (30)           (30)
                                                        -----------    -----------    -----------    -----------    -----------
Net income (loss) before extraordinary items            ($    2,507)   $     4,968    $     1,039    $     1,536    ($      952)
                                                        ===========    ===========    ===========    ===========    ===========

Net income (loss) before extraordinary
   items per share                                      ($     1.72)   $      1.09    $      0.23    $      0.38    ($     0.23)
                                                        ===========    ===========    ===========    ===========    ===========

Weighted average number of common
   shares outstanding                                     3,882,552      4,554,108      4,603,130      4,032,195      4,074,567
                                                        ===========    ===========    ===========    ===========    ===========

                                                             NINE MONTHS ENDED
                                                                DECEMBER 31,
                                                        --------------------------
                                                           1995           1996
                                                        -----------    -----------
INCOME STATEMENT DATA
Operating revenues:
   Contract drilling                                    $    16,194    $    11,820
   Oil and gas                                                1,096          1,439
                                                        -----------    -----------
              Total operating revenues                       17,290         13,259
                                                        -----------    -----------
Operating costs and expenses:
   Contract drilling                                         13,872          9,052
   Oil and gas production                                       374            589
   Dry holes and abandonments                                   422            442
   Depreciation, depletion and amortization                     898          1,071
   General and administrative                                 1,174          1,143
   Writedown of oil and gas properties                         --             --
                                                        -----------    -----------
            Total operating costs and expenses               16,240         12,297
                                                        -----------    -----------
             Operating income (loss)                          1,050            962
                                                        -----------    -----------

Other income (expenses):
   Interest                                                     (99)          (236)
   Other                                                         95             94
                                                        -----------    -----------
      Total other income (expense)                               (4)          (142)
                                                        -----------    -----------

Net income (loss) before income tax provision                 1,046            820
Provision for income taxes                                      (30)           (16)
                                                        -----------    -----------
Net income (loss) before extraordinary items            $     1,016    $       804
                                                        ===========    ===========

Net income (loss) before extraordinary
   items per share                                      $      0.25    $      0.19
                                                        ===========    ===========

Weighted average number of common
   shares outstanding                                     4,083,980      4,181,834
                                                        ===========    ===========


                                                                                                                AS
                                                                                                             ADJUSTED(2)
                                                                                                             -----------
BALANCE SHEET DATA (AT END OF PERIOD)
Cash and cash equivalents               $   709    $   424   $ 1,039   $ 1,590   $   339   $    75   $   531   $ 3,507
Total assets                              9,885      7,932     7,648    10,040    11,660    12,749    14,655    17,883
Total debt                                 --           16        74      --       1,300      --       4,500      --
Stockholders' equity                     (5,494)     3,081     4,133     5,775     4,959     6,921     5,851    13,579

(1) During 1996, the Company recognized a non-cash charge of approximately $2.6 million due to a writedown of the carrying value of its oil and gas properties. This charge was a result of the adoption of Statement of Financial Accounting Standards No. 121 ("SFAS 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 121 requires the Company to assess the need for an impairment of capitalized costs of oil and gas properties on a property-by-property basis in contrast to the Company's prior policy of evaluating the undiscounted future net revenues of its oil and gas properties in total. According to SFAS 121, if an impairment is indicated based on undiscounted future cash flows, then it is recognized to the extent that net capitalized costs exceed discounted future cash flows.

---------------

* footnotes continued on page 19.

(2) As adjusted at December 31, 1996 to give effect to the completion of the Company's private placement in February, 1997 of 725,000 shares of Common Stock at a price of $11.00 per share, and the application of the net proceeds (approximately $7.47 million) therefrom. The number of outstanding shares of Common Stock, as adjusted, includes 25,100 shares of Common Stock issued subsequent to December 31, 1996 in connection with the Company's acquisition of additional working interests in four wells located in Lea County, New Mexico. Pro forma earnings (loss) for the periods ended March 31, 1996 and December 31, 1996 were ($924,076) and $1,017,102, respectively. Weighted average shares outstanding for the periods ended March 31, 1996 and December 31, 1996 were 4,799,597 and 4,906,834, respectively. Pro forma earnings (loss) per share for the same periods were ($0.19) and $0.21, respectively.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

     Since 1982, the principal business of the Company has been domestic onshore contract drilling of oil and gas wells. In 1987, the Company began acquiring and participating in the exploration for and development of oil and gas reserves.

     Contract Drilling Operations

     Drilling revenues from footage and daywork contracts are recognized as work is performed utilizing the percentage- of-completion method. Costs on footage and daywork contracts are recognized in the period incurred. The Company utilizes the completed contract method to recognize drilling revenues and expenses relating to turnkey contracts. Expected losses on all in-process contracts are recognized in the period the loss can reasonably be determined.

     Drilling equipment is depreciated on a units-of-production method based on the monthly utilization of the equipment. Drilling equipment which is not utilized during a month is depreciated using a minimum utilization rate of approximately twenty-five percent. Estimated useful lives range from four to eight years. Other property and equipment is depreciated using the straight-line method of depreciation with estimated useful lives of three to seven years.

     The following table sets forth certain information relating to the Company's contract drilling operations:

                                                                                       NINE MONTHS ENDED
                                                   YEAR ENDED MARCH 31,                   DECEMBER 31,
                                             -----------------------------------    ----------------------
                                               1994         1995         1996         1995         1996
                                             ---------    ---------    ---------    ---------    ---------
                                                               (IN THOUSANDS, EXCEPT %'S)
     Contract drilling revenues              $  18,359    $  18,357    $  21,298       16,194    $  11,820
     Contract drilling expenses                 14,989       14,630       17,252       13,372        9,052

     Contract drilling expenses
         as a percent of drilling revenues        81.6%        79.7%        81.0%        82.6%        76.6%

     Rig utilization                              47.6%        43.5%        45.1%        45.3%        45.5%

     Oil and Gas Operations

     The Company's oil and gas producing activities are accounted for using the successful efforts method of accounting. Accordingly, the costs incurred to acquire oil and gas properties (proved and unproved), all development costs and successful exploratory costs are capitalized, whereas the costs of unsuccessful exploratory wells are expensed. Geological and geophysical costs, including seismic costs, are charged to expense when incurred. In cases where the Company provides contract drilling services related to oil and gas properties in which it has an ownership interest, the Company's proportionate share of costs related to these properties is capitalized as stated above, net of the Company's working interest share of profits from the related drilling contracts. Capitalized costs of undeveloped properties, which are not depleted until proved reserves can be associated with the properties, are periodically reviewed for possible impairment. Such unevaluated costs totaled approximately $973,000, $1,100,000 and $137,000 as of March 31, 1995, March 31, 1996 and
December 31, 1996, respectively.

     During 1996, 1995, and 1994, depletion, depreciation and amortization of capitalized oil and gas property costs was provided using the units-of-production method based on estimated proved or proved developed oil and gas reserves, as applicable, of the respective property units.

     The following table sets forth certain information relating to the Company's oil and gas operations:


                                                                    NINE MONTHS ENDED
                                       YEAR ENDED MARCH 31,            DECEMBER 31,
                                   ------------------------------   -------------------
                                     1994       1995       1996       1995       1996
                                   --------   --------   --------   --------   --------
                                                 (IN THOUSANDS)
     Oil and gas revenues          $    621   $  1,042   $  1,683   $  1,096   $  1,439
     Production expenses                318        350        554        374        589
     Dry holes and abandonments         656        629        945        422        442
     Depreciation, depletion and
         amortization                   281        400        468        584        494
     Writedown of properties           --         --        2,624       --         --

     The contract drilling industry remains highly competitive. Recently, however, the demand for drilling rigs has improved from previous years. The Company believes it owns a sufficient number of drilling rigs to remain competitive within its areas of operation. In addition, the Company believes it competes favorably with respect to the depth capacity of its rigs, the availability of drilling equipment, the experience level of its personnel, the reputation of the Company and its relationship with existing customers. However, cash flow generated from operations and the Company's operating results will continue to be directly affected by the level of drilling activity in the Company's operating areas.

     The Company has not entered into hedging arrangements and does not have any delivery commitments. While hedging arrangements reduce exposure to losses as a result of unfavorable price changes, they also limit the ability to benefit from favorable market price changes.

RESULTS OF OPERATIONS

     Comparison of nine months ended December 31, 1996 to nine months ended December 31, 1995

     Contract drilling revenues were approximately $5,051,000 and $11,820,000 for the three and nine months ended December 31, 1996. When compared to the same periods in the prior year, contract drilling revenues were relatively flat for the three month period ended December 31, 1996 and decreased 27% for the nine months ended December 31, 1996. The average price received by the Company for daywork and footage contracts during the nine month period ended December 31, 1996 has increased by approximately 8% and 10%, respectively, when compared to the average price the Company received during the fiscal year ended March 31, 1996. Even though the Company experienced these increases in rates, total drilling revenues for the nine months ended December 31, 1996 decreased 27%. This decrease can be attributed to a reduction in the number of turnkey wells drilled by the Company. During the nine months ended December 31, 1995, the Company drilled 9 turnkey wells, while there were no turnkey wells drilled by the Company during the nine months ended December 31, 1996.

     Rig utilization rates were 58% and 45% for the three and nine months ended December 31, 1996 compared to 42% and 45% in the same periods in 1995. Rig utilization rates and contract drilling revenues for the nine months ended December 31, 1996 were adversely affected by extremely low utilization in the first three months of the fiscal year. The utilization rate for the first quarter was 34% compared to 58% for the third quarter of this fiscal year. During the first quarter of the period, drilling prices were depressed and the Company chose to underutilize its drilling equipment rather than subjecting such equipment to additional wear and tear at unacceptable operating margins. From July, 1996 through December, 1996, the Company experienced, and is continuing to experience, a substantial increase in demand for its contract drilling services. Rig utilization in the Company's operating market is difficult to project because contract drilling is a highly competitive industry. In addition, the number of rigs, industry wide, actually available for work cannot be accurately determined.

     Contract drilling expenses as a percent of contract drilling revenues were 75% and 77% for the three and nine months ended December 31, 1996, compared to 87% and 83% for the same periods in the prior year. These decreases can be attributed to an increase in rates the Company charges for contract drilling services.

     Oil and gas revenues increased by approximately 62% and 31% for the three and nine months ended December 31, 1996 compared to the same period in 1995. Accordingly, oil and gas production expenses increased 57% for the nine months ended December 31, 1996 when compared to the nine months ended December 31, 1995.

     Depreciation, depletion and amortization expense has also increased due to the addition of drill pipe and an increase in the number of producing wells in which the Company has an ownership interest.

     Interest expense increased approximately 138% for the nine months ended December 31, 1996 due to borrowings under the Company's credit facilities with its bank lender during this period. See "- Liquidity and Capital Resources" below.

     Net working capital was $56,000 at December 31, 1996 compared to a negative $1,236,000 at March 31, 1996. The increase in working capital can be attributed to a decrease in trade payables and an increase in accounts receivable.

     Comparison of Year Ended March 31, 1996 to Year Ended March 31, 1995

     Contract drilling revenues increased for the year ended March 31, 1996 by approximately 16% over the year ended March 31, 1995. The Company has experienced an increased demand for turnkey drilling contracts. During fiscal year 1996, the Company drilled 12 turnkey wells which represented 45% of total drilling revenues, compared to 8 in fiscal year 1995, which represented 28% of total drilling revenues. Operating costs as a percent of revenues remained relatively constant as did the Company's rig utilization rates.

     Oil and gas revenues increased by approximately 62% and 68% for the years ended March 31, 1996 and 1995, respectively. This increase is primarily a result of an increase in the number of wells in which the Company owned an interest. Accordingly, the related oil and gas production expenses increased over the same periods by 58% and 10%, respectively.

     The Company participated as a working interest owner in the drilling of 28 wells during 1996, of which 14 were dry holes. The Company participated as a working interest owner in the drilling of 24 wells in 1995, of which 11 were dry holes.

     During 1996, the Company recognized a non-cash charge of approximately $2.6 million due to a writedown of the carrying value of its oil and gas properties. This charge was a result of the adoption of Statement of Financial Accounting Standards No. 121 (SFAS 121) "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 121 requires the Company to assess the need for an impairment of capitalized costs of oil and gas properties on a property-by-property basis in contrast to the company's prior policy of evaluating the undiscounted future net revenues of its oil and gas properties in total. According to SFAS 121, if an impairment is indicated based on undiscounted future cash flows, then it is recognized to the extent that net capitalized costs exceed discounted future cash flows.

     Comparison of Year Ended March 31, 1995 to Year Ended March 31, 1994

     Contract drilling expenses as a percentage of revenues decreased from 1994 to 1995 due to the implementation of cost containment programs. The Company experienced increased demand for turnkey contracts which resulted in relatively constant drilling revenues from 1994 to 1995, despite a slight decrease in rig utilization.

     Oil and gas revenues increased by approximately 68% and 11% for the years ended March 31, 1995 and 1994, respectively. This increase was primarily a result of an increase in the number of wells in which the Company owned an interest. The related oil and gas production expenses increased by 10% during 1995 as a result of new wells coming on-line and increased 44% during 1994 due to workovers of existing wells.

     The Company participated as a working interest owner in the drilling of 24 wells during 1995, of which 11 were dry holes. The Company participated as a working interest owner in the drilling of 19 wells during 1994, of which 10 were dry holes and 1 was a disposal well.

     Depreciation, depletion and amortization increased by approximately 17% during 1995 due to the Company's additional investment in oil and gas properties.

     For the year ended March 31, 1995, other income included a recovery of approximately $163,000 from antitrust litigation relating to drill bits.

     The continued volatility in oil and gas prices coupled with the continued low level of drilling activity and extreme uncertainty and competitive conditions prevalent in the contract drilling industry during this period had a considerable negative impact on the Company and its operating margin.

INCOME TAXES

        At March 31, 1996, the Company had approximately $71,409,000 of unused net operating loss ("NOL") carryforwards for tax purposes. Realization of the benefits of these carryforwards is dependent upon the Company's ability to generate taxable earnings in future periods. If these carryforwards are not utilized, they will begin to expire in 1998. The Company's ability to utilize its NOL carryforwards may be substantially limited in the future under the Internal Revenue Code of 1986, as amended (the "Code"). If the Company experiences an ownership change under applicable provisions of the Code, the carryforward would be limited to an annual amount calculated based on specified interest rates and other variables. The Company does not believe an ownership change has occurred to date.

        The effective tax rates for the years ended March 31, 1996 and 1995 differ from the statutory tax rate of 34% primarily due to utilization of NOLs. Tax expense is generally limited to alternative minimum tax.

        The Company utilizes an asset and liability approach for financial accounting and reporting for income taxes. The Company has a deferred tax asset primarily due to net operating loss carryforwards. The Company has provided a valuation allowance for the entire balance of deferred tax assets as it is likely that a portion of the NOLs may expire before the Company is able to use them.

LIQUIDITY AND CAPITAL RESOURCES

        In January, 1996, the Company entered into a loan agreement with its bank lender providing for a revolving credit facility (the "Credit Facility") maturing on January 15, 1998. The aggregate principal amount of the Company's borrowings outstanding at any one time under the revolving facility are limited to the lesser of $3.0 million or one-third of the borrowing base amount then in effect. The borrowing base amount is redetermined by the bank monthly. At December 31, 1996, the borrowing base amount was approximately $12.6 million and the aggregate principal amount outstanding at the same date was $3.0 million. These borrowings were incurred to finance the Company's purchases of drill pipe and oil and gas exploration activities. With respect to the principal amount outstanding from time to time under the revolving facility, interest only is payable on the fifteenth day of each month. On January 15, 1998, the principal amount then outstanding is due and payable, plus accrued and unpaid interest. The Credit Facility bears interest at the bank's base rate (8.25% at December 31, 1996) and is secured by substantially all of the Company's accounts receivable, drilling rigs and related equipment.

        In August, 1996, the Company entered into a second loan agreement with its bank lender. This second loan agreement provides for a $2.0 million revolving line of credit (the "Line of Credit") secured by substantially all of the Company's producing oil and gas properties. At December 31, 1996, approximately $1.5 million was outstanding under the Line of Credit. Borrowings under the Line of Credit were incurred to finance the Company's oil and gas exploration activities and for general corporate purposes. The Line of Credit bears interest at the bank's base rate (8.25% at December 31, 1996) and the interest only is payable monthly. The Line of Credit matures on February 15, 1998, at which time the principal amount then outstanding is due and payable, plus any accrued and unpaid interest.

        On February 13, 1997, the Company closed a private placement of 725,000 shares of Common Stock at a price of $11.00 per share. The net proceeds from the placement were approximately $7.4 million. Of such amount, $4,532,438 was used to repay all of the Company's bank debt then outstanding under the Credit Facility and Line of Credit. The remaining proceeds, approximately $2.86 million, will be used for the purchase of drill pipe and for general corporate purposes. Management believes that the Company's improved liquidity resulting from the infusion of equity capital will also enhance the Company's ability to meet any unexpected capital needs and to fund planned capital expenditures. The Company may reborrow under its Credit Facility and Line of Credit in the future.

        The Company intends to meet its fiscal 1998 cash flow requirements, including amounts, if any, that may be required to be paid by the Company as a result of the claims asserted against the Company as described in "Business and Properties - Legal Proceedings", through cash flow provided from operations and, if needed, additional borrowings under the Credit Facility and Line of Credit. As described in "Business and Properties - Legal Proceedings", the Company is a defendant in a lawsuit filed against it by Texas Property and Casualty Insurance Guaranty Association which has resulted in the Company's accrual of approximately $854,000 for a contingent liability. If the Company ultimately incurs any liability as a result of a final, adverse judgment or if the Company pays any amount in settlement of the lawsuit, the Company's liquidity could be adversely affected to the extent of the amount actually paid in settlement of the lawsuit or in satisfaction of any judgment against the Company. However, in either event, the Company believes its capital sources are more than adequate to fund any such liability and that any adverse effects on the Company's liquidity would not be material and would not result in any material constraints on the Company's future operations.

        The following table sets forth information regarding the capital expenditures made by the Company during the last three fiscal years.

                                                                                 Nine Months Ended
                                                        Year Ended March 31,        December 31,
                                                 ---------------------------------   ---------
                                                   1994        1995        1996        1996
                                                 ---------   ---------   ---------   ---------
                                                                 (In thousands)
Oil and gas exploration and development ......   $   1,019   $   2,980   $   5,553   $   2,122
Drill pipe and related equipment .............         742         459       1,452       2,138
Other ........................................         209          56          11          79
                                                 ---------   ---------   ---------   ---------

        Total ................................   $   1,970   $   3,495   $   7,016   $   4,339
                                                 =========   =========   =========   =========

        The Company estimates that its capital expenditures for the fiscal year ending March 31, 1997 will be approximately $5.4 million, including approximately $2.9 million for drill pipe and drilling equipment, and $2.5 million for oil and gas exploration and development, approximately 80% of which has been expended through the nine months ended December 31, 1996.

        The Company presently anticipates making capital expenditures of approximately $7.0 million in its 1998 fiscal year. Of this amount, the Company expects that approximately $3.0 million will be spent for the acquisition of drill pipe, drill collars and related equipment, and approximately $4.0 million for oil and gas exploration and development activities. It is the Company's policy, however, to maintain maximum flexibility to make capital expenditures for its lines of business based on then existing economic conditions, the results of the Company's drilling activities, and other factors affecting the Company's business. Accordingly, the amounts actually expended in the Company's activities in fiscal 1998 could differ substantially from the amounts estimated above.

        The Company anticipates that funds for its capital expenditures in fiscal 1998 will be available through a combination of sources, including (i) borrowings under its Credit Facility and Line of Credit, (ii) funds raised through issuances of equity or debt securities in public or private transactions, and (iii) internally generated funds.

TRENDS AND PRICES

        The contract drilling business is currently experiencing increased demand for drilling services primarily due to stronger oil and gas prices. However, the market for onshore contract drilling services has generally been depressed since 1982, when oil and gas prices began to weaken. The Company cannot predict either the future level of demand for its contract drilling services or future conditions in the contract drilling industry.

        As described under "Risk Factors", the contract drilling industry is experiencing a shortage of qualified drilling rig personnel. This shortage has resulted in the Company's intentional restriction on the number of drilling rigs it has in active operations at any one time. The continued growth and expansion of the Company will depend upon, among other factors, the successful retention of skilled and qualified drilling rig personnel. If the Company is unable to attract and retain additional qualified personnel, its ability to market and operate more drilling rigs and expand its operations will continue to be restricted.

        In recent years, oil and gas prices have been extremely volatile. Prices for oil and gas are affected by market supply and demand factors as well as actions of state and local agencies, the U.S. and foreign governments and international cartels. The Company has no way of accurately predicting the supply and demand for oil and gas, domestic or worldwide political events or the effects of any such factors on the prices received by the Company for its oil and gas.

INDUSTRY CONDITIONS

        From 1982 until mid-1996, the U.S. onshore drilling industry has been characterized by an over-supply of drilling equipment as demand for land drilling services decreased. During the past 14 years, the available onshore drilling rig fleet declined from approximately 5,139 drilling rigs in 1982 to approximately 1,425 drilling rigs in 1996. Industry profitability suffered, and in many cases, insufficient cash flow was generated to support proper drilling rig maintenance. To maintain operation of drilling equipment in that environment, drilling contractors cannibalized parts and components from less desirable drilling rigs. The available domestic drilling fleet has been further reduced through the mobilization of drilling equipment to international markets.

        During the last two years, however, demand for domestic onshore drilling services has increased as a result of stronger oil and gas prices and technological advances that have reduced exploration, development and production costs. Accordingly, the Baker Hughes rig count for New Mexico and the Permian Basin of west Texas has increased to 128 at December 31, 1996, compared to 122 and 108 at December 31, 1995 and 1994, respectively.

                            BUSINESS AND PROPERTIES

GENERAL

        TMBR/Sharp Drilling, Inc. (the "Company") provides domestic onshore drilling services to major and independent oil and gas companies. Formed in 1982, the Company focuses its operations in the Permian Basin of west Texas and eastern New Mexico. The Company provides the crews and most of the ancillary equipment used in the operation of its drilling rigs. The Company is also engaged in the acquisition, exploration, development and production of oil and gas. The Company is currently experiencing a substantial increase in demand for its contract drilling services. Rig utilization for the three months ended December 31, 1996 is estimated to be approximately 58% compared to 44% for the three months ended September 30, 1996. The Company is also experiencing a substantial increase in the rates it charges for its contract drilling services.

        Through its predecessor, Tom Brown, Inc., the Company has been engaged in contract drilling operations since 1955 and became an independent entity as a result of a spin-off from Tom Brown, Inc. in 1984. As of May 21, 1997, the Company owned 15 drilling rigs, 12 of which were operating for non-affiliated oil producers, 1 of which was operating on behalf of the Company for its own account and 2 of which were inactive, or "stacked". All of the Company's rigs are operational and actively marketed in the Permian Basin of west Texas and eastern New Mexico.

        The Company has established a reputation for reliability, high quality equipment and well-trained crews. The Company continually seeks to modify and upgrade its equipment to maximize the performance and capabilities of its drilling rig fleet, which the Company believes provides it with a competitive advantage. The Company has the capability to design, repair and modify its drilling rig fleet from its principal support and storage facilities in Midland, Texas, and an additional storage yard in Odessa, Texas.

        The Company's oil and gas activities complement its onshore drilling operations. These activities are focused in the mature producing regions in the Permian Basin. Oil and gas operations comprised approximately 11% of the Company's revenues for the nine months ended December 31, 1996. As of March 31, 1996, the Company's proved reserves, all of which were proved developed producing, were 838 MBOE and had a present value of future net revenues of approximately $4.9 million. Since March 31, 1992, the Company has increased its proved reserve base at a compounded annual growth rate of approximately 50%.

BUSINESS STRATEGY

             The Company's strategy is to increase cash flow and profitability by utilizing the factors set forth below. As a result of its quality asset base, strong reputation and customer relationships and experienced and dedicated management and employees, the Company believes it receives premium rates for its contract drilling services. The Company's oil and gas operations can provide additional growth through its exposure to high potential oil and gas drilling projects.

MAINTAIN QUALITY ASSET BASE. The Company's drilling rigs are maintained in good operating condition. The Company believes that the quality and operating condition of its drilling equipment allows it to maximize its utilization rates and pricing. The drilling depth capability of the Company's fleet ranges from 8,500 to 30,000 feet with an average drilling depth capability of approximately 14,000 feet. For the fiscal quarter ended December 31, 1996, the Company's average well depth drilled was approximately 9,500 feet.

CAPITALIZE ON STRONG INDUSTRY REPUTATION. The Company, individually or through its predecessor, has focused its operations in the Permian Basin for over 40 years. The Company believes that it has a strong reputation within such region for providing well maintained equipment, quality service and experienced personnel.

CONTINUE TO BUILD STRONG CUSTOMER RELATIONSHIPS. The Company seeks to maximize customer satisfaction by maintaining high quality standards and continually evaluating and seeking to improve its performance.

ATTRACT AND RETAIN EXPERIENCED AND DEDICATED MANAGEMENT AND EMPLOYEES. The Company believes that it offers its employees attractive compensation, benefits and incentive programs that are competitive within its industry. The Company believes that its compensation and training policies enhance its ability to maintain a stable, productive workforce, which is essential to the efficient operation and successful expansion of its business.

PURSUE COMPLEMENTARY OIL AND GAS OPERATIONS. The Company believes that its oil and gas operations provide it with the additional financial flexibility to generate cash flow during downturns in the onshore drilling market. The Company's ability to participate in the ownership of interests in oil and gas wells also generates opportunities to serve as the onshore drilling contractor for other operators or on its own behalf.

CONTRACT DRILLING OPERATIONS

        Although incorporated in 1982, the Company and its predecessor have been engaged in domestic onshore contract drilling operations for a total of 41 years. The Company markets its contract drilling services to both major oil companies and independent oil producers. As of May 21, 1997, the Company owned 15 drilling rigs, 13 of which were operating for non-affiliated oil producers, and 2 of which were stacked. All of the Company's drilling rigs are located in the Permian Basin area of west Texas and eastern New Mexico. The depth capabilities of the Company's rigs range from 8,500 feet to 30,000 feet.

        In addition to the drilling rigs, the Company provides the crews and most of the ancillary equipment used in the operation of the rigs. An onshore drilling rig consists of engines, drawworks, mast, pumps to circulate drilling fluids, blowout preventers, the drill string and related equipment. The size and type of rig utilized for each drilling project depends upon the location of the well, the well depth and equipment requirements specified in the drilling contract, as well as other factors.

        Major overhauls, repairs and general maintenance for the drilling rigs are primarily conducted at the Company's principal support and storage facilities in Midland, Texas. The Company emphasizes the maintenance and periodic improvement of its drilling equipment and believes that its rigs are generally in good condition.

        Drilling Rigs

        The following table sets forth the type and depth capabilities of the Company's 15 onshore drilling rigs.

                RIG NO.                           DEPTH CAPACITY          TYPE
                -------                           --------------          ----
                   2*                                 8,500            Weiss W-45
                   3*                                 8,500            Weiss W-45
                   6                                 12,500            National 75A
                  10*                                12,500            National 75A
                  12                                 11,500            National 50A
                  14*                                12,500            BDW 650
                  17*                                 9,500            Unit 15
                  22*                                13,500            Brewster N-75
                  23*                                13,500            National 75A
                  24*                                13,500            Gardner Denver 700
                  27*                                13,500            Gardner Denver 700
                  28*                                16,000            Gardner Denver 800
                  29*                                16,000            Gardner Denver 800
                  55*                                30,000            Gardner Denver DW-2100
                  56*                                20,000            National 110-M

---------------

                * In active operation at May 21, 1997.

        Drilling Contracts

        The Company's drilling contracts are usually obtained through competitive bidding or as a result of direct negotiations with customers. Such contracts typically obligate the Company to pay all expenses associated with drilling an oil or gas well, including wages of drilling personnel, maintenance expenses and incidental purchases of rig supplies and equipment. The majority of the Company's contracts are "footage" contracts with the remainder being "daywork" or "turnkey" contracts. Under a footage contract, the Company charges an agreed price per foot drilled, whereas a day- work contract permits the Company to charge a per diem fixed rate for each day the rig is in operation. A turnkey contract specifies a total price for drilling a well plus providing other services, materials or equipment which are typically the responsibility of the operator under footage or daywork contracts. Prices for all contracts vary depending on the location, depth, duration, complexity of the well to be drilled, operating conditions and other factors peculiar to each proposed well. Under footage and turnkey contracts, the Company manages the drilling operation and the type of equipment to be used, subject to certain customer specifications. The Company also bears the risk and expense of mechanical malfunctions, equipment shortages, and other delays arising from problems caused in drilling a well. Daywork contracts permit the operator of the well to manage drilling operations and to specify the type of equipment to be used. Under daywork contracts, the Company generally bears none of the risk due to time delays caused by unforeseeable circumstances such as stuck or broken drill pipe or blowouts. Of the 13 rigs working at May 21, 1997, 4 were subject to daywork contracts and 9 were subject to footage contracts.

        Rig Utilization

        The Company's contract drilling revenues depend upon the utilization of its drilling rigs and the contract rates received for its drilling operations. These two factors are affected by a number of variables, including competitive conditions in the drilling industry and the level of exploration and development activity conducted by oil and gas producers at any given time. The level of domestic drilling activity has historically fluctuated and cannot be accurately predicted because of numerous factors affecting the petroleum industry, including oil and gas prices and the degree of government regulation of the industry.

        Although all 15 of the Company's drilling rigs are operational and are actively marketed for service to the oil and gas exploration industry, the conditions that have existed in the drilling industry have, until recently, caused the Company to limit the number of active rigs at any one time to a maximum of 10, primarily due to a shortage of qualified and experienced crews. Operating more than 10 rigs under such conditions might have required the Company to hire less experienced crews which it believes would result in operating inefficiencies and higher accident rates which, in turn, could adversely affect the Company's profitability and competitive position. However, as a result of recent and further increases in demand for the Company's contract drilling services, coupled with the ability of the Company to maximize its business strategy of attracting and retaining experienced and qualified employees, the Company had 13 drilling rigs in active service at May 21, 1997. In an effort to achieve and maintain more efficient drilling operations, the Company prefers not to hire less experienced crews.

        Markets and Customers

        During the fiscal year ended March 31, 1996, the Company drilled a total of 87 wells for approximately 27 customers. The following table sets forth certain information with respect to the principal customers for the Company's contract drilling services during such period.

                                                 PERCENT OF        NUMBER OF WELLS
        NAME OF CUSTOMER                        TOTAL REVENUES        DRILLED
        ----------------                        --------------        -------

        Mobil Exploration & Producing U. S. Inc.      18%               23
        Titan Resources I, Inc.                       18%                4
        Arrington Oil and Gas, Inc.                   13%                1

        In the nine months ended December 31, 1996, the Company drilled a total of 75 wells for approximately 21 customers.

        The loss of any one or more of the above customers could have a material adverse effect on the Company, depending upon the demand for the Company's drilling rigs at the time of such loss and the Company's ability to attract new customers.

OIL AND GAS OPERATIONS

        The Company's oil and gas acquisition exploration, development and production activities are primarily concentrated in the Permian Basin, an approximately 70-county region of west Texas and southeast New Mexico. The Company individually acquires or participates in joint ventures or other arrangements as a working interest owner for such projects and usually provides the contract drilling services for projects in which it has an interest. The Company believes that its involvement in such projects complements its contract drilling services by providing the Company with an additional source of revenues and a profitable source of additional rig utilization.

        Exploration for oil and gas requires substantial expenditures, especially for exploration in more remote areas. As is customary in the oil and gas industry, the drilling of oil and gas wells is accomplished through participation with other individuals, partnerships or corporations. One of the parties experienced with operations in the area is usually designated as the operator of the property and is responsible for the direct supervision, administration and accounting for wells drilled and completed pursuant to an operating agreement between the parties. The Company typically serves as operator of oil and gas prospects assembled by the Company and participates as a non-operating working interest owner in prospects assembled and generated by third parties. As operator, the Company supervises the drilling and completion of wells and production therefrom and the further development of surrounding properties. The operator of a well has significant control over its location and the timing of its drilling. In addition, the operator of a well receives fees from other working interest owners as reimbursement for the general and administrative expenses attendant to the operation of the wells. The operator will normally receive revenues and pay expenses equal to more than its ownership interest in the wells, and then must remit or collect all but its share to or from the other respective participants in the well. At May 21, 1997 the Company was operator of 33 wells.

         Principal Oil and Gas Properties

         The following sets forth a brief summary of the Company's principal exploration and development prospects in progress at May 21, 1997. In total, the Company has identified more than 27 potential drilling locations in the Permian Basin, none of which are included in the Company's current reserve report.

         Big Mac Prospect. Since August, 1996, the Company has drilled two gross (0.5 net) successful wells and 1 gross (.25 net) dry holes on this prospect. As of May 21, 1997, the No. 1 well was producing approximately 22
Bbls of oil per day, approximately 23 Mcf of gas per day and 25 barrels of water per day. A pumping unit was in process of being installed at May 21, 1997. The No. 1A well has been shut-in indefinitely because of the appearance of water production in both wells. Due to the close proximity of these two wells, the Company believes that producing both wells concurrently would be detrimental to the reservoir. The Company has identified six additional potential drilling locations on the Company's 900 gross (225 net) leasehold acres in the McElroy (Glorietta Baxter) Field in Crane County, Texas. The Company's working interest and net revenue interest in this prospect are 25% and 18.75%, respectively. As of May 21, 1997 other independent oil and gas operators and producers working in this area were conducting a three dimensional ("3D") seismic survey of the area. The Company has entered into an agreement with these operators to utilize the 3D data covering the Company's acreage. The Company plans to drill as many as six additional wells in this field, and expects to drill as many as three of these wells in 1997, pending evaluation of the 3D data.

         North Pearl Prospect. The Company has identified three additional potential drilling locations at depths of approximately 7,000 feet on the Company's 640 gross (128 net) leasehold acres at Arkansas Junction in Lea County, New Mexico. The Company's working interest and net revenue interest in this prospect are 25% and 18.75%, respectively. The Company has completed its first well in the Corbin West Sand (a Delaware-Cherry Canyon sand) and at May 21, 1997, the well had stabilized and was producing approximately 13 Bbls of oil per day and 20 Bbls of water per day. The Company plans to re-enter an offset well and attempt a dual completion in the Queen formation as a producer and a lower Delaware sand as a salt water disposal.

         Phase III Partnership. The Company has identified three potential drilling locations on the Company's 4,353 gross (218 net) leasehold acres in the Phase III (Fusselman) Field in Glasscock County, Texas. The Company may increase its current 5% working interest by 12.5%. The Ray #1 well was drilled in January 1995 and as of May 21, 1997, was producing approximately 72 BOE per day from the Fusselman formation. The three remaining locations also target the Fusselman formation. The Glass "22" #1 well was in process of being drilled at May 21, 1997.

         Petco Prospect. The Company has identified one potential drilling location targeting the Devonian and Ellenberger formations at depths of approximately 13,500 feet on the Company's 640 gross (160 net) leasehold acres in the Petco Field in Pecos County, Texas. The Company's working interest and net revenue interest in this prospect are 25% and 18.75%, respectively. The Reed #2303 well was in process of being completed at May 21, 1997.

         Barstow Fusselman Prospect - Miller Unit. The Company has identified two potential drilling locations at the Fusselman formation at a depth of approximately 17,400 feet on the Company's 2,094 gross (523 net) leasehold acres in the Barstow Fusselman Field in Ward County, Texas. The Company drilled the Fuller #1 well in December, 1996. The Company is currently completing the second well. The Company's working interest and net revenue interest in this prospect are 25% and 18.75%, respectively. As of May 21, 1997, the Fuller #1 well was producing 2,250 Mcf of gas per day. However, the gas has a 31% CO2 gas content.

         SOC Prospect. The Company has an 8% working interest and 5.92% net revenue interest in the initial well on this prospect. The Roark #1 well is currently producing 4,000 Mcf of gas per day. The Company has identified up to four potential drilling locations on the Company's 3,200 gross (155 net) leasehold acres in Winkler County, Texas. The Company expects to shoot an additional seismic survey to confirm its current locations. The target formations are the Atoka, Morrow and Fusselman at a depth of approximately 18,500 feet. Upon processing and interpretation of the seismic data, the Company intends to drill up to four locations.

         Pinnacle Prospect. The Company has assembled a 1804 gross (451 net) acreage position in the Yates Plateau area of Ector County, Texas, which will provide up to eight drilling locations depending upon initial drilling results. The Company anticipates that drilling of the first well may commence within sixty days. The Company owns a 25% working interest in the prospect, of which 12.5% is a carried working interest.

         Other. In addition to the Company's oil and gas properties in the United States, the Company owns an offshore concession in the Republic of Palau. The concession, which was acquired in 1996, is not significant to the Company's oil and gas operations, and, except as otherwise indicated, all information herein excludes information relating to this concession.

         Oil and Gas Reserves

         The following table sets forth certain information regarding the Company's proved reserves at March 31, 1996, all of which were proved developed producing, as estimated by Joe C. Neal and Associates, Midland, Texas.


                                       PROVED DEVELOPED RESERVES
                            --------------------------------------------------------
                                                                      PRESENT
                             GAS                    OIL          VALUE OF ESTIMATED
                            (MCF)                  (BBLS)        FUTURE NET REVENUES
                            -----                  ------        -------------------
                           2,815,591              368,643            $4,953,616

         Additional information concerning the Company's estimated proved oil and gas reserves is included in the notes to the Company's financial statements incorporated by reference into this Prospectus.

         The reserve information is only an estimate. There are numerous uncertainties inherent in estimating oil and gas reserves and their estimated values, including many factors beyond the control of the producer. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers often vary. In addition, estimates of reserves are subject to revision due to the results of drilling, testing and production subsequent to the date of such estimates. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered. The accuracy of such estimates is highly dependent upon the accuracy of the underlying assumptions upon which they were based.

         In general, the volume of production from oil and gas properties declines as reserves are depleted. Except to the extent the Company acquires properties containing proved reserves or conducts successful exploration and development activities, or both, the proved reserves of, and volumes of production by, the Company will decline as reserves are produced. The Company's future oil and gas production is therefore highly dependent upon its level of success in acquiring or finding additional reserves. See "Risk Factors -- Replacement of Reserves; Risks of Oil and Gas Exploration, Development and Production".

         Productive Wells and Acreage

         The following tables set forth the gross and net productive oil and gas wells and developed and undeveloped acreage in which the company owned a working interest as of March 31, 1996. Excluded from the table is acreage in which the Company's interest is limited to royalty or similar interests.


                                                 PRODUCTIVE WELLS
                                        ---------------------------------
                                            GROSS              NET
                                        ---------------   ---------------
                                         OIL      GAS       OIL     GAS
                                        ------   ------   ------   ------
                       Texas ........       66        7     9.25      .85
                       New Mexico ...       10        2     1.73      .14

                                        ------   ------   ------   ------
                                            76        9    10.98      .99
                                        ======   ======   ======   ======



                                                         ACREAGE
                                               ---------------------------------
                                                 DEVELOPED         UNDEVELOPED
                                               ---------------   ---------------
                                               GROSS     NET      GROSS    NET
                                               ------   ------   ------   ------
                       Texas ...............   15,808    2,004    7,051    1,941
                            New Mexico .....    2,009      295      639      639

                                               17,817    2,299    7,690    2,580
                                               ======   ======   ======   ======


        Generally, the terms of developed oil and gas leaseholds are continuing and such leases remain in force by virtue of, and so long as, production from lands under lease is maintained. Undeveloped oil and gas leaseholds are generally for a primary term, such as five or ten years, subject to maintenance with the payment of specified minimum delay rentals or extension by production.

         Drilling Activity

         The following table sets forth certain information concerning the number of gross and net wells drilled for the Company's account during the periods indicated.

                                          YEAR ENDED MARCH 31,
                             --------------------------------------------
                                1994              1995           1996
                             ------------     ------------   ------------
             TYPE OF WELL    GROSS   NET      GROSS   NET    GROSS   NET
             ------------    -----   ----     -----  -----   -----  -----
              Exploratory
                  Oil           6     .61       4     .44       7    1.34
                  Gas          --      --       3     .29       1     .25
                  Dry           9    1.25       9    1.19      11    2.07

              Development
                  Oil           3     .20       6     .84       6     .48
                  Gas           1     .13      --      --      --      --
                  Dry          --      --       2     .21       3     .51

------------------

(1) An exploratory well is a well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

(2) A development well is a well drilled within the proved area of a oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

          At May 21, 1997, the Company was participating in the drilling of 1 gross (.05 net) exploratory well in Glasscock County, Texas.

          Substantially all of the equipment used in the Company's drilling operations is owned by the Company; however, certain insignificant items of drilling equipment are leased or rented as needed as such equipment either cannot be purchased or is only necessary for the drilling of certain types of wells located in certain areas.

         Production, Prices and Costs

            The following table sets forth certain information regarding volumes of the Company's net production of oil and gas, the average sales prices received associated with its sales of oil and gas, and the average production (lifting) cost per equivalent barrel of oil.


                                                                    NINE MONTHS ENDED
                                 YEAR ENDED MARCH 31,                  DECEMBER 31,
                       ---------------------------------------   -------------------------
                          1994          1995          1996          1995          1996
                       -----------   -----------   -----------   -----------   -----------
Net production
       Oil (Bbls)           28,600        51,300        70,941        49,633        51,100
       Gas (Mcf)            74,800       104,700       212,062       145,873       232,636

Sales prices
        Oil ($/Bbl)    $     16.13   $     17.13   $     17.67   $     17.56   $     21.48
        Gas ($/Mcf)    $      1.92   $      1.55   $      1.52   $      1.54   $      1.45

Production (lifting)
  Costs per BOE        $      8.50   $      4.07   $      5.20   $      5.06   $      6.55


        Markets and Customers

        The Company sells its oil and gas at the wellhead on an "as-produced" basis and does not refine petroleum products. Other than normal production facilities, the Company does not own an interest in any bulk storage facilities or pipelines. As is customary in the industry, the Company sells its production in any one area to relatively few purchasers, including transmission companies that have pipelines near the Company's producing wells. Gas purchase contracts are generally on a short-term "spot market" basis and usually contain provisions by which the prices and delivery quantities for future deliveries will be determined. During the year ended March 31, 1996, Amoco Production Company accounted for approximately 38% of the Company's oil and gas revenues for such period. The loss of any significant purchaser, including Amoco Production Company, could cease or delay the Company's production and sale of its oil and gas reserves to the extent that alternative purchasers having adequate gathering facilities are not found to replace such purchaser's volume of oil or gas purchased. However, in the event of a loss of any purchaser, including Amoco Production Company, the Company believes that, under present circumstances, it would be able to find other purchases for its oil and gas production.

        The Company's oil and gas reserves and production are not subject to any long-term supply or similar agreements with foreign governments or authorities.

OFFICES AND SUPPORT FACILITIES

        In addition to its drilling rigs and related equipment and its oil and gas properties, the Company owns a 31 acre tract of land in Midland, Texas on which the Company's executive offices are located and on which the principal support and storage facilities for its contract drilling operations are located. Such facilities include an office building and fabrication and maintenance shop. The facility allows for open storage of drilling equipment and drill pipe.

        The Company also owns a 78 acre tract of land in Odessa, Texas, which is presently being utilized as a secondary storage location. From time to time, the Company's rigs are stored and stacked in the field at the rig's last location site.

        The Company owns a warehouse and yard facility situated on approximately 4 acres in Midland, Texas. This additional storage is being used to complement the existing Midland yard facility. The Company believes that the support and storage facilities for its drilling rigs and related equipment are more than adequate.

        In connection with its drilling and exploration operations, the Company maintains 56 automobiles and pick-up trucks, 15 trucks and one airplane.

EMPLOYEES

        At May 21, 1997, the Company had 40 salaried employees and approximately 283 hourly paid employees. Employees of the Company are not covered by any collective bargaining agreements and the Company has never experienced a strike or work stoppage. The Company considers its employee relations to be satisfactory.

COMPETITION

        Contract Drilling. The Company encounters substantial competition from other drilling contractors in its contract drilling operations. The Company's principal market areas of west Texas and eastern New Mexico are highly fragmented and competitive. Companies compete primarily on the basis of contract rates, suitability and availability of equipment and crews, experience of drilling in certain areas and reputation. The Company believes it competes favorably with respect to all of these factors. Competition is primarily on a well-by-well basis and may vary significantly at any particular time. Drilling rigs can be moved from one region to another in response to perceived long-term changes in levels of activity. In recent years, competition within the industry has been intense due to the oversupply of rigs which resulted from the rig overbuilding during the peak drilling years of 1980 and 1981, and depressed demand resulting from lower oil and gas prices and excess deliverability of gas.

        Oil and Gas Operations. The Company also encounters strong competition from major oil companies and independent producers and operators in acquiring properties and leases for exploration for oil and gas. Competition is particularly intense with respect to the acquisition of desirable undeveloped oil and gas leases. The principal competitive factors in the acquisition of such undeveloped oil and gas leases include the staff and data necessary to acquire and develop such leases, as well as the amount of consideration and terms offered. Many of the Company's competitors have financial resources, staffs and facilities substantially greater than those of the Company. In addition, the producing and marketing of oil and gas is affected by a number of factors which are beyond the control of the Company, the effect of which cannot be accurately predicted. Of significant importance recently has been the domination and control of oil markets and prices by foreign producers.

TITLE TO PROPERTIES

         As is customary in the oil and gas industry, a preliminary title examination is conducted at the time oil or gas properties believed to be suitable for drilling are acquired by the operator. Prior to the commencement of operations, curative work determined to be appropriate as a result of a title search is performed with respect to significant defects before the operator commences development. Title examinations have been performed with respect to substantially all of the Company's interests in its producing properties. The Company believes that title to its properties is good and defensible in accordance with standards generally acceptable in the oil and gas industry, subject to such exceptions which, in the Company's opinion, are not so material as to detract substantially from the value of such properties. The Company's properties are subject to royalty, overriding royalty, and other outstanding interests customary in the industry, and are also subject to burdens such as liens incident to operating agreements, current taxes not yet due, development obligations under oil and gas leases, and other encumbrances, easements and restrictions. The Company does not believe that any of these burdens will materially interfere with the use of its properties in the operation of the Company's business.

LEGAL PROCEEDINGS

        In March, 1992, the Company was notified by the Texas Department of Insurance that the Company's former workers' compensation insurance carriers, Sir Lloyd's Insurance Company and its affiliate, Standard Financial Indemnity Corporation ("SFIC"), had been placed into liquidation by order of the 201st District Court of Travis County, Texas, on March 12, 1992 in Cause No. 92-12765, The State of Texas vs. Sir Lloyd's Insurance Company and Sir Insurance Agency, Inc., and in Cause No. 91-12766, The State of Texas vs. Standard Financial Indemnity Corporation. Approximately two months before being ordered into liquidation, SFIC requested that the Company pay policy premiums in the approximate amount of $646,000. On July 22, 1993 the special deputy receiver of SFIC billed the Company approximately $1,061,000 for retrospective premiums, but adjusted the amount to $854,153 on January 12, 1994. Although the Company disputes the amount claimed by the receiver for SFIC, the Company is presently unable to determine whether and to what extent such amount is, in fact, an accurate estimate of amounts owed to SFIC, if any. However, an accrual was made in the company's financial statements for the amount in question. In a related development, on June 5, 1995, the Company received a letter from the Texas Property and Casualty Insurance Guaranty Association ("Guaranty Association") requesting payment in the approximate amount of $729,000 for claims that the Guaranty Association has paid on behalf of SFIC. The Guaranty Association does not believe that the policies written by SFIC involved a transfer of insurance risk as required by the Texas Insurance Code and is asserting that it is entitled to reimbursement for all monies paid to claimants under these policies. In November, 1995, the Guaranty Association filed a lawsuit against the Company in Travis County, Texas, styled Texas Property and Casualty Insurance Guaranty Association vs. TMBR/Sharp Drilling, Inc., Cause No. 95-12318. The Guaranty Association is seeking to recover past workers' compensation claims in the amount of approximately $803,000, which have been advanced by the Guaranty Association under the Company's workers compensation insurance program with SFIC. In May, 1996, and pursuant to an order of the Travis County District Court, the claims of the receiver for SFIC were assigned to and became a part of the Guaranty Association's claims against the Company. The Company has rejected a settlement offer made by the Guaranty Association for an amount substantially less than the amount accrued by the Company, and the Company intends to vigorously defend its position against the Guaranty Association.

        In September, 1993, the Company was notified that it had been named as a defendant in a lawsuit styled Bobbie Simmons, et al vs. TMBR/Sharp Drilling, Inc., et al and filed in Midland County, Texas, Cause No. B-39,649. The plaintiffs are members of the family of a former employee of the Company. The lawsuit alleges that the former employee died as the result of an accident while working on one of the Company's drilling rigs and that the accident was a result of the Company's negligence. The plaintiffs allege an unspecified amount of damages from pain and suffering, mental anguish and wrongful death and also seek an unspecified amount of exemplary damages. The Company, along with its workers' compensation carrier, is vigorously defending the lawsuit. No contingencies have been recorded in the Company's financial statements as management believes that there is no risk of loss to the Company as the Company is adequately insured against any potential loss the Company may incur. The Company's insurance covering this lawsuit provides coverage for punitive damages. The parties to the lawsuit have participated in discovery proceedings. As of the date of this Prospectus, the case had not been set for trial.

        In June, 1995, a lawsuit was filed by William E. Richards, plaintiff, against Texaco, Inc. and the Company in the Fifth Judicial District Court, Cause No. CV 95-269j, Lea County, New Mexico. The Company was providing contract drilling services to Texaco, Inc. at the time of the alleged accident which led to the filing of plaintiff's lawsuit. At the time of the alleged accident, the plaintiff was an employee of an oil field service company providing services to Texaco, Inc. The plaintiff has alleged that he sustained personal injuries arising out of an accident that resulted from the Company's drilling rig coming in contact with an electrical power line, and that the Company failed to provide the plaintiff a safe place to work. The petition seeks an unspecified amount of damages, including punitive damages, from Texaco, Inc. and the Company. The Company's insurance covering this lawsuit does not provide coverage against punitive damages. Nevertheless, the Company believes that any loss it may incur will be immaterial to the financial statements taken as a whole and will be within insurance policy limits. Accordingly, no amounts have been accrued as contingent losses in the Company's financial statements. On June 3, 1997, the parties to the lawsuit entered into a settlement agreement pursuant to which the Company agreed to pay $18,750 in full settlement of all claims against the Company.

REGULATION

         Oil and Gas

         The Company's operations are regulated by certain federal and state agencies. In particular, oil and gas production and related operations are or have been subject to price controls, taxes and other laws relating to the oil and gas industry. The Company cannot predict how existing laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on its business, financial condition or results of operations.

         The Company's oil and gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal, state and local agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and affects its profitability. Because such rules and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws.

         The State of Texas and many other states require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and gas. Such states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from oil and gas wells and the regulation of spacing, plugging and abandonment of such wells.

         Sales of gas by the Company are not regulated and are made at market prices. However, the Federal Energy Regulatory Commission ("FERC") regulates interstate and certain intrastate gas transportation rates and service conditions, which affect the marketing of gas produced by the Company, as well as the revenues received by the Company for sales of such production. Since the mid-1980s, FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636-B ("Order 636"), that have significantly altered the marketing and transportation of gas. Order 636 mandates a fundamental restructuring of interstate pipeline sales and transportation service, including the unbundling by interstate pipelines of the sales, transportation, storage and other components of the city-gate sales services such pipelines previously performed. One of FERC's purposes in issuing the orders was to increase competition within all phases of the gas industry. Order 636 and subsequent FERC orders issued in individual pipeline restructuring proceedings have been the subject of appeals, the results of which have generally been supportive of the FERC's open-access policy. In 1996, the United States Court of Appeals for the District of Columbia Circuit largely upheld Order No. 636, et seq. Because further review of certain of these orders is still possible, and other appeals remain pending, it is difficult to predict the ultimate impact of the orders on the Company and its gas marketing efforts. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines' traditional role as wholesalers of gas, and has substantially increased competition and volatility in gas markets. While significant regulatory uncertainty remains, Order 636 may ultimately enhance the Company's ability to market and transport its gas, although it may also subject the Company to greater competition.

         The sale of oil by the Company is not regulated and is made at market prices. The price the Company receives from the sale of oil is affected by the cost of transporting the product to market. Effective as of January 1, 1995, FERC implemented regulations establishing an indexing system for transportation rates for interstate common carrier oil pipelines, which, generally, would index such rates to inflation, subject to certain conditions and limitations. These regulations could increase the cost of transporting oil by interstate pipelines, although the most recent adjustment generally decreased rates. These regulations have generally been approved on judicial review. The Company is not able to predict with certainty what effect, if any, these regulations will have on it, but, other factors being equal, the regulations may, over time, tend to increase transportation costs or reduce wellhead prices for oil.

         The Company is required to comply with various federal and state regulations regarding plugging and abandonment of oil and gas wells.

         Environmental

         Various federal, state and local laws and regulations governing the discharge of materials into the environment, or otherwise relating to the protection of the environment, health and safety, affect the Company's operations and costs. These laws and regulations sometimes require governmental authorization before certain activities, limit or prohibit other activities because of protected areas or species, impose substantial liabilities for pollution related to Company operations or properties, and provide penalties for noncompliance. In particular, the Company's exploration and production operations, its activities in connection with storage and transportation of oil and other liquid hydrocarbons, and its use of facilities for treating, processing or otherwise handling hydrocarbons and related exploration and production wastes are subject to stringent environmental regulation. As with the industry generally, compliance with existing and anticipated regulations increases the Company's overall cost of business. While these regulations affect the Company's capital expenditures and earnings, the Company believes that such regulations do not affect its competitive position in the industry because its competitors are similarly affected by environmental regulatory programs. Environmental regulations have historically been subject to frequent change and, therefore, the Company is unable to predict the future costs or other future impacts of environmental regulations on its future operations. A discharge of hydrocarbons or hazardous substances into the environment could subject the Company to substantial expense, including the cost to comply with applicable regulations that require a response to the discharge, such as containment or cleanup, claims by neighboring landowners or other third parties for personal injury, property damage or their response costs and penalties assessed, or other claims sought by regulatory agencies for response cost or for natural resource damages.

         The following are examples of some environmental laws that potentially impact the Company and its operations.

         WATER. The Oil Pollution Act ("OPA") was enacted in 1990 and amends provisions of the Federal Water Pollution Control Act of 1972 ("FWPCA") and other statutes as they pertain to prevention of and response to major oil spills. The OPA subjects owners of facilities to strict, joint and potentially unlimited liability for removal costs and certain other consequences of an oil spill, where such spill is into navigable waters, or along shorelines. In the event of an oil spill into such waters, substantial liabilities could be imposed upon the Company. States in which the Company operates have also enacted similar laws. Regulations are currently being developed under the OPA and similar state laws that may also impose additional regulatory burdens on the Company.

         The FWPCA imposes restrictions and strict controls regarding the discharge of produced waters, other oil and gas wastes, any form of pollutant, and, in some instances, storm water runoff, into waters of the United States. The FWPCA provides for civil, criminal and administrative penalties for any unauthorized discharges and, along with the OPA, imposes substantial potential liability for the costs of removal, remediation or damages resulting from an unauthorized discharge. State laws for the control of water pollution also provide civil, criminal and administrative penalties and liabilities in the case of an unauthorized discharge into state waters. The cost of compliance with the OPA and the FWPCA have not historically been material to the Company's operations, but there can be no assurance that changes in federal, state or local water pollution control programs will not materially adversely effect the Company in the future. Although no assurances can be given, the Company believes that compliance with existing permits and compliance with foreseeable new permit requirements will not have a material adverse effect on the Company's financial condition or results of operations.

         AIR EMISSIONS. Amendments to the Federal Clean Air Act enacted in late 1990 (the "1990 CAA Amendments") require or will require most industrial operations in the United States to incur capital expenditures in order to meet air emissions control standards developed by the Environmental Protection Agency ("EPA") and state environmental agencies. Although no assurances can be given, the Company believes implementation of the 1990 CAA Amendments will not have a material adverse effect on the Company's financial condition or results of operations.

         SOLID WASTE. The Company generates non-hazardous solid wastes that are subject to the requirements of the Federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. The EPA and the states in which the Company operates are considering the adoption of stricter disposal standards for the type of non-hazardous wastes generated by the Company. RCRA also governs the generation, management, and disposal of hazardous wastes. At present, the Company is not required to comply with a substantial portion of the RCRA requirements because the Company's operations generate minimal quantities of hazardous wastes. However, it is anticipated that additional wastes, which could include wastes currently generated during operations, could in the future be designated as "hazardous wastes." Hazardous wastes are subject to more rigorous and costly disposal and management requirements than are non-hazardous wastes. Such changes in the regulations may result in additional capital expenditures or operating expenses by the Company

         SUPERFUND. The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as "Superfund", imposes liability, without regard to fault or the legality of the original act, on certain classes of persons in connection with the release of a "hazardous substance" into the environment. These persons include the current owner or operator of any site where a release historically occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In the course of its ordinary operations, the Company may have managed substances that may fall within CERCLA's definition of a "hazardous substance". The Company may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites where the Company disposed of or arranged for the disposal of these substances. This potential liability extends to properties that the Company owned or operated, as well as to properties owned and operated by others at which disposal of the Company's hazardous substances occurred.

         The Company may also fall into the category of the "current owner or operator". The Company currently owns or leases numerous properties that for many years have been used for the exploration and production of oil and gas. Although the Company believes it has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released by the Company on or under the properties owned or leased by the Company. In addition, many of these properties have been previously owned or operated by third parties who may have disposed of or released hydrocarbons or other wastes at these properties. Under CERCLA, and analogous state laws, the Company could be subject to certain liabilities and obligations, such as being required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater) or to perform remedial plugging operations to prevent future contamination.

                                   MANAGEMENT

         Directors of the Company hold office until the annual meeting of stockholders following their election or appointment and until their respective successors have been duly elected and qualified. Officers of the Company are selected by the Board of Directors of the Company and serve at the discretion of the Board of Directors. Set forth below are the name, age and the office held by each Director and officer of the Company as of May 21, 1997.


                                                                     DIRECTOR OR OFFICER
    NAME                  AGE   POSITION WITH COMPANY                      SINCE
    ----                  ---   ---------------------                      -----
Thomas C. Brown           70   Chairman of the Board of Directors          1982
                               and Chief Executive Officer

Joe G. Roper              69   Director and President                      1982

Donald L. Evans (1)       49   Director                                    1982

David N. Fitzgerald (1)   73   Director                                    1984

Don H. Lawson             58   Vice President - Operations                 1992

Patricia R. Elledge       39   Controller - Treasurer                      1994

James M. Alsup            60   Secretary                                   1982

------------

(1)   Member of Audit Committee and Compensation Committee


         Mr. Brown has served as a Director of the Company since the Company's formation in 1982. He is presently Chairman of the Board of Directors and Chief Executive Officer of the Company and has served in such capacities since 1990. Mr. Brown is also a Director of Tom Brown, Inc., the former parent of the Company.

         Mr. Roper has served as a Director of the Company since the Company's formation in 1982. He served as Chairman of the Board of Directors and Chief Executive Officer of the Company from 1982 until 1990 when he became President of the Company.

         Mr. Evans has been a Director of the Company since the Company's formation in 1982. He served as President of the Company from 1982 until 1990 when Mr. Roper was elected to the office of President. Mr. Evans is currently the Chairman of the Board of Directors and Chief Executive Officer of Tom Brown, Inc., positions he has held since 1990 and 1985, respectively.

         Mr. Fitzgerald has served as a Director of the Company since his initial election to the Board of Directors in 1984. He is the President and a shareholder of Dave Fitzgerald, Inc., a privately held oilfield equipment sales company that Mr. Fitzgerald has owned and operated since 1963 . Mr. Fitzgerald is also a Director of Mineral Development, Inc.

         Mr. Lawson has been employed by the Company since 1967. He has been the Vice President - Operations of the Company since 1992.

         Ms. Elledge was employed by the Company from September, 1989 to December, 1993 when she resigned to relocate. Ms. Elledge returned to the employ of the Company in September, 1994 in her current capacity as Controller
- Treasurer.

         Mr. Alsup has been the Secretary of the Company since the Company's formation in 1982. He has been a partner in the law firm of Lynch, Chappell & Alsup since 1970.

         There are no family relationships between any of the Directors or officers of the Company, except that Patricia R. Elledge is the daughter of Joe
G. Roper.

                           COMPENSATION OF EXECUTIVES
                              AND RELATED MATTERS

SUMMARY OF ANNUAL COMPENSATION

         The following table sets forth for each of the three fiscal years ended March 31, 1996, a summary of the types and amounts of compensation paid to the Chief Executive Officer of the Company and the only other executive officer of the Company whose salary and bonuses for the fiscal year ended March 31, 1996 exceeded $100,000.


                                            SUMMARY COMPENSATION TABLE

                                                                            LONG-TERM COMPENSATION
                                                                     ----------------------------------
                                       ANNUAL COMPENSATION                  AWARDS              PAYOUTS
                                    ----------------------------     ------------------------   -------
                                                          OTHER                    SECURITIES                 ALL
                                                          ANNUAL     RESTRICTED    UNDERLYING                OTHER
                                                          COMPEN-      STOCK        OPTIONS/     LTIP        COMPEN-
NAME AND                             SALARY     BONUS     SATION       AWARDS        SARS       PAYOUTS      SATION
PRINCIPAL POSITION           YEAR     ($)        ($)       ($)          ($)           (#)         ($)         ($)
--------------------         -----  -------    ------    -------     ----------   -----------   -------    ----------
Thomas C. Brown,             1996    72,000      0         (1)           0            0           0             0
   Chairman of the Board     1995    72,000      0         (1)           0            0           0             0
   of Directors and Chief    1994    72,000      0         (1)           0            0           0             0
   Executive Officer

Joe G. Roper,                1996   150,615      0         (1)           0            0           0         244,808(2)
  President and Director     1995   150,398      0         (1)           0            0           0         234,146(2)
                             1994   144,913      0         (1)           0          95,000        0         229,087(2)

------------

(1) The named executive officers of the Company were also provided certain non-cash compensation and personal benefits. However, the aggregate amount of such other compensation did not exceed $50,000 or 10% of the named executive officer's salary during such fiscal year.

(2) Includes (i) $1,152 allocated to Mr. Roper's account under the Company's 401(k) profit sharing plan for the fiscal year ended March 31, 1996,
       (ii) insurance premiums paid by the Company in the amounts of $38,896, $29,386 and $24,327 for the years ended March 31, 1996, 1995 and 1994, respectively, for an insurance policy on the life of Mr. Roper and (iii) annual premiums of $204,760 under a split-dollar life insurance plan maintained by the Company on behalf of Mr. Roper, of which $17,697, $16,868 and $15,543 is attributable to term life insurance for the fiscal years ended March 31, 1996, 1995 and 1994, respectively. During the years ended March 31, 1996, 1995 and 1994, and pursuant to the terms of the split-dollar agreement, the Company borrowed aggregate amounts of $339,855, $316,655 and $126,453, respectively, against the cash value of such insurance policy to pay the policy premiums and a portion of the accrued interest on the cumulative amount of such borrowings. The remaining portion of the accrued interest on such borrowings is paid annually by the Company. At March 31, 1996, 1995 and 1994, the outstanding loan balances were $3,174,386, $2,834,530 and $2,517,875, respectively. The interest expense paid by the Company for the fiscal years ended March 31, 1996, 1995, and 1994 was $91,412, $89,309 and
       $78,307, respectively. A portion of the death benefit of the split-dollar policy equal to the Company's net premium outlay is payable to the Company upon the death of Mr. Roper, and the aggregate loan amount is deducted from the insurance proceeds payable to the beneficiaries of the policy. The balance of the proceeds are payable to Mr. Roper's beneficiaries. The Company is not the beneficiary of either insurance policy. In July, 1996, the Company terminated the split-dollar life insurance plan.

STOCK OPTIONS

         The Company has in the past utilized stock options as part of its overall compensation of Directors, officers and employees. However, no options were granted during the fiscal year ended March 31, 1996 to either of the executive officers named in the preceding Summary Compensation Table. Narrative descriptions of the Company's stock option plans and outstanding stock options are set forth under the captions "1984 Stock Option Plan" and "1994 Stock Option Plan" below.

         The following table sets forth certain information with respect to stock option exercises during the fiscal year ended March 31, 1996 by the named executive officers of the Company, and the value of each such officer's unexercised stock options at March 31, 1996.


                       AGGREGATED OPTION/SAR EXERCISES IN
            LAST FISCAL YEAR AND FISCAL YEAR - END OPTION/SAR VALUES


                                                                   NUMBER OF                    VALUE OF
                                                              SECURITIES UNDERLYING            UNEXERCISED
                       SHARES                                    UNEXERCISED                   IN-THE-MONEY
                      ACQUIRED                                  OPTIONS/SARS                    OPTIONS/SARS
                         ON         VALUE                   AT FISCAL YEAR-END (#)        AT FISCAL YEAR-END ($)(2)
                      EXERCISE     REALIZED
        NAME            (#)         ($)(1)             EXERCISABLE      UNEXERCISABLE   EXERCISABLE      UNEXERCISABLE
        ----          --------     --------           -----------      -------------   -----------      -------------
T. C. Brown              --                --             462,000              --     $     3,003,000              --

J. G. Roper           164,000   $     1,226,575           283,500            47,500   $     1,697,875   $       163,875

(1) The "value realized" is equal to the fair market value of a share of Common Stock on the date of exercise (based on the closing price of the Company's Common Stock), less the exercise price.

(2) Value of in-the-money options is equal to the fair market value of a share of Common Stock at fiscal year-end (based on the closing price of the Company's Common Stock), less the exercise price.

PROFIT SHARING PLAN

         The Company maintains under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), a profit sharing plan (the "Profit Sharing Plan") for the benefit of all employees. Under the Profit Sharing Plan, the Company contributes to a trust administered by a third party trustee, out of current or accumulated net profits, such amounts as it may, from time to time, deem advisable. The contributions are invested by the Profit Sharing Trustee in various investments selected by employee participants. Company contributions to the Profit Sharing Plan are allocated monthly to the individual accounts of employee-participants. A participant's accrued benefit derived from Company contributions is 100% vested after seven years of continuous employment, upon attaining age 65, or upon death or disability. Each employee of the Company becomes eligible to participate in the Profit Sharing Plan after one year of continuous employment. Directors of the Company who are not also employees of the Company are not eligible to participate in the Profit Sharing Plan. In addition to Company contributions, participants may also contribute such amount as the participant determines each year, subject to certain annual maximum limitations. Participants are always 100% vested in their individual contributions. For the year ended March 31, 1996, the Company contributed an amount equal to 25% of the contributions made by eligible employees, limited, however, to a maximum of 5% of each eligible employee's compensation. During the fiscal year ended March 31, 1996, the Company made cash contributions in the total amount of $14,409 to the Profit Sharing Plan on behalf of participating employees, of which $1,152 was allocated to the account of Mr. Roper.

COMPENSATION OF DIRECTORS

         The Company has, from time to time, paid fees to its Directors for attending Directors' meetings and reimbursed Directors for their expenses incurred in connection with attending meetings. However, no such fees or reimbursements were paid to any Director of the Company during the fiscal year ended March 31, 1996.

         In order to attract, retain and reward qualified Directors for the successful conduct of the Company's business, the Company has in the past granted stock options to its Directors. However, no options were granted to any of the Company's Directors during the fiscal year ended March 31, 1996.

1984 STOCK OPTION PLAN

         The Board of Directors authorized and adopted the TMBR/Sharp Drilling, Inc. Stock Option Plan (the "1984 Plan") in August, 1984. Although the 1984 Plan expired by its own terms on August 8, 1994, options granted under the 1984 Plan prior to August 8, 1994 will remain outstanding until such options are exercised or expire by their own terms and will continue to be subject to all terms and conditions of the 1984 Plan. No additional options may be granted under the 1984 Plan. Options granted under the 1984 Plan are either incentive stock options within the meaning of Section 422 of the Code, or options which do not constitute incentive stock options. Options granted under the 1984 Plan have been, as provided in the 1984 Plan, granted only to key employees (including officers and Directors who were also key employees) of the Company.

         The 1984 Plan is administered by the Compensation Committee of the Board of Directors. Members of the Compensation Committee were not eligible for selection as a person to whom options could be granted pursuant to the 1984 Plan and were not eligible to participate in the 1984 Plan or any other stock plan of the Company during the one year period prior to their appointment to the Compensation Committee. Options granted under the 1984 Plan have exercise prices equal to the fair market value of the shares at the time the options were granted, as determined by the Compensation Committee. Options granted under the 1984 Plan are exercisable for such periods as have been approved by the Compensation Committee, except that such options are not exercisable, in any event, for a period in excess of ten years from the date of grant.

         An aggregate of 475,000 shares of the Company's Common Stock, $.10 par value, are authorized to be issued under the 1984 Plan. Common Stock issued under the 1984 Plan may be from authorized but unissued shares of Common Stock or previously issued shares reacquired by the Company. The shares of Common Stock with respect to which options have been granted are subject to adjustment upon the occurrence of certain corporate reorganizations or recapitalizations, including stock splits or stock dividends.

         As required by the terms of the 1984 Plan, for an option granted under the 1984 Plan to qualify as an incentive stock option, the aggregate fair market value (determined at the time of grant) of the stock with respect to which the incentive stock option was exercisable for the first time by an employee during any calendar year could not exceed $100,000 and could not be issued to an employee if, at the time the option was granted, such employee owned stock possessing more than 10% of the combined voting power of all classes of the Company's outstanding stock, unless (i) at the time the option was granted the exercise price of such option was at least 110% of the fair market value of the Common Stock on the date of grant and (ii) such option was not exercisable after five years from the date of grant.

         All or part of an option may be exercised by tendering cash or shares of Common Stock having a fair market value equal to the option price, or a combination of shares and cash. At the discretion of the Compensation Committee, an option agreement may provide for the right to surrender an option in return for a payment in cash and/or shares of Common Stock equal to the excess of the fair market value of the shares with respect to which the option is surrendered over the option price therefor, on such terms and conditions as the Compensation Committee shall determine.

         At May 21, 1997, there were outstanding under the 1984 Plan incentive stock options to purchase a total of 106,000 shares of Common Stock.

1994 STOCK OPTION PLAN

         In July, 1994, the Board of Directors adopted the Company's 1994 Stock Option Plan (the "1994 Plan"), which was ratified and adopted by the Company's shareholders at the 1994 annual meeting of shareholders held on August 30, 1994. Options granted under the 1994 Plan may be either incentive stock options within the meaning of Section 422 of the Code, or options which do not constitute the incentive stock options. Key employees (including officers and Directors who are also key employees) of the Company are eligible to receive options under the 1994 Plan.

         The 1994 Plan is administered by the Compensation Committee, none of whom are eligible to participate in the 1994 Plan. The Compensation Committee has the sole authority to select the employees who are to be granted options and to establish the number of shares issuable under each option. Options granted to an employee contain such terms and conditions and may be exercisable for such periods as may be approved by the Compensation Committee. The purchase price of Common Stock issued under each option will not be less than the fair market value of the stock subject to the option at the time of grant. The Compensation Committee, in its discretion, may provide for the payment of the option price, in whole or in part, (i) in cash at the time of such exercise,
(ii) by the delivery of a number of shares of Common Stock (plus cash if necessary) having a fair market value on the date of delivery equal to such option price, or (iii) any combination of cash and stock.

         The aggregate number of shares of Common Stock which may be issued pursuant to the exercise of stock options granted under the 1994 Plan may not exceed 750,000 shares, subject to adjustment in the number of shares with respect to options and purchase prices therefor in the event of stock splits or stock dividends, and for equitable adjustments in the event of certain recapitalizations, mergers, consolidations or acquisitions. If any outstanding option granted under the 1994 Plan expires or terminates prior to its exercise in full, the shares allocable to the unexercised portion of such option may be subsequently granted under the 1994 Plan.

         The 1994 Plan provides that to the extent the aggregate fair market value of the Common Stock (determined at the time of grant) with respect to which incentive options are exercisable for the first time by an individual during any calendar year under all incentive stock option plans of the Company exceeds $100,000, such incentive stock options shall be treated as options which do not constitute incentive stock options. The Compensation Committee determines, in accordance with applicable provisions of the Code, which of an optionee's incentive stock options will not constitute incentive stock options because of such limitation. No incentive stock option may be granted to an individual if, at the time the option is granted, such individual owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, unless (i) at the time such option is granted the option price is at least 110% of the fair market value of the stock subject to the option and (ii) such option by its terms is not exercisable after the expiration of five years from the date of grant.

         An option may be granted in exchange for an individual's right and option to purchase shares of Common Stock pursuant to the terms of an agreement that existed prior to the date such option is granted ("Prior Option"). An option agreement that grants an option in exchange for a Prior Option must provide for the surrender and cancellation of the Prior Option. The purchase price of Common Stock issued under an option granted in exchange for a Prior Option shall be determined by the Compensation Committee and, such purchase price may, without limitation, be equal to the price for which the optionee could have purchased Common Stock under the Prior Option.

         The Board of Directors of the Company may amend or terminate the 1994 Plan at any time, but may not in any way impair the rights of an optionee under an outstanding option without the consent of such optionee. The 1994 Plan provides that no amendment may be made without shareholder approval if such amendment would materially increase the benefits accruing to employee optionees under the 1994 Plan; materially increase the number of securities issuable under the 1994 Plan; or materially modify the requirements as to eligibility for participation in the 1994 Plan. Unless earlier terminated, the 1994 Plan will terminate upon and no further options may be granted after the expiration of ten years from the date of its adoption by the Board of Directors.

CHANGE OF CONTROL ARRANGEMENTS

         The Company's 1984 and 1994 stock option plans, and its stock option agreements with Messrs. Brown and Roper and other employees of the Company, contain provisions which, upon the occurrence of certain events, could result in additional compensation to such option holders, including Mr. Brown and Mr. Roper. Such events include the following: if (i) the Company is not the surviving entity in any merger or consolidation, (ii) the Company sells, leases or exchanges or agrees to sell, lease or exchange all or substantially all of its assets, (iii) the Company is to be dissolved and liquidated, (iv) any person or entity, including a "group" as contemplated by Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, acquires or gains ownership or control of more than 50% of the outstanding shares of Common Stock, or (v) as a result of or in connection with a contested election of directors, the persons who were directors of the Company before such election shall cease to constitute a majority of the Board (each such event is referred to herein as a "Corporate Change"), then the Compensation Committee shall effect one or more of the following alternatives with respect to the then outstanding options held by employees, which may vary among individual employee optionees: (1) accelerate the time at which such options may be exercised so that such options may be exercised in full for a limited period of time on or before a specified date (before or after such Corporation Change) fixed by the Compensation Committee, after which specified date all unexercised options and all rights of employee optionees thereunder shall terminate, (2) require the mandatory surrender to the Company by selected optionees of some or all of such options as of a date specified by the Compensation Committee, in which event the Compensation Committee shall cancel such options and pay to each optionee an amount of cash per share equal to the excess of the fair market value, or in the case of stock options granted under the 1994 stock option plan the "Change of Control Value" of the shares subject to such option, over the exercise price(s) under such options for such shares, (3) make such adjustments to such options as the Compensation Committee deems appropriate to reflect such Corporate Change or (4) provide that thereafter upon any exercise of an option theretofore granted the optionee shall be entitled to purchase under such option, in lieu of the number of shares of Common Stock as to which such option shall then be exercisable, the number and class of shares of stock or other securities or property to which the optionee would have been entitled pursuant to the terms of the agreement of merger, consolidation or sale of assets and dissolution if, immediately prior to such merger, consolidation or sale of assets and dissolution the optionee had been the holder of record of the number of shares of Common Stock as to which such option is then exercisable.

         For purposes of the 1994 stock option plan, the "Change of Control Value" is an amount determined as follows, which is applicable: (i) the per share price offered to shareholders of the Company in any such merger, consolidation, sale of assets or dissolution transaction, (ii) the price per share offered to shareholders of the Company in any tender offer or exchange offer whereby a Corporate Change takes place, or (iii) if such Corporate Change occurs other than pursuant to a tender or exchange offer, the fair market value per share of the shares into which such options being surrendered are exercisable, as determined by the Compensation Committee as of the date determined by the Compensation Committee to be the date of cancellation and surrender of such options. If the consideration offered to shareholders of the Company consists of anything other than cash, the Compensation Committee shall determine the fair cash equivalent of the portion of the consideration offered which is other than cash.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         Thomas C. Brown, the Chairman of the Board of Directors and Chief Executive Officer of the Company, is a Director of Tom Brown, Inc. and Donald
L. Evans, the Chairman of the Board of Directors and Chief Executive Officer of Tom Brown, Inc., is a Director of the Company and serves on the Compensation Committee of the Company's Board of Directors.

CERTAIN TRANSACTIONS

         Until September, 1984, the Company was a wholly owned subsidiary of Tom Brown, Inc. ("TBI"). In September, 1984, TBI distributed the Common Stock of the Company to the stockholders of TBI. Mr. Brown, the Chairman of the Board of Directors and Chief Executive Officer of the Company, is also a Director of TBI and Mr. Evans, a Director of the Company, is the Chairman of the Board of Directors and Chief Executive Officer of TBI. Following the spin-off of the Company, TBI and the Company have each made available to the other certain personnel, office services and records with each party being reimbursed for any costs and expenses incurred in connection there-with. During the fiscal year ended March 31, 1996, TBI charged the Company approximately $72,500 for such services provided by TBI, of which approximately $13,100 was outstanding and unpaid at March 31, 1996.

         Historically, the Company has provided contract drilling and other related oil and gas services to TBI in connection with TBI's oil and gas exploration and development activities, and it is anticipated that the Company will continue to perform similar services for TBI in the future. Such services are provided in instances where the Company and TBI both own, for their separate accounts, interests in oil and gas leases being drilled, as well as in instances, where only TBI and other third parties own interests. During the fiscal year ended March 31, 1996, the Company billed TBI the aggregate amount of approximately $555,800 for TBI's pro rata share of contract drilling expenses, lease acquisition costs and operating expenses. At March 31, 1996, TBI owed the Company approximately $16,300 for such expenses. The largest aggregate amount owed by TBI to the Company at one time during the fiscal year ended March 31, 1996 was approximately $216,900. TBI and the Company participate on the same or similar terms afforded non-affiliated third parties.

         From time to time, the Company acquires interests in leases from TBI and participates with TBI and other interest owners in the drilling and development of such leases where TBI acts as operator. The Company participates in such drilling ventures under standard form operating agreements on the same or similar terms afforded by TBI to unaffiliated third parties. TBI invoices all working interest owners, including the Company, on a monthly basis for their respective share of operating and drilling expenses. During the year ended March 31, 1996, TBI billed the Company approximately $52,700 for the Company's proportionate share of drilling costs and related expenses incurred on properties operated by TBI. The largest amount owed by the Company to TBI at any one time during the fiscal year ended March 31, 1996 for its share of drilling costs and related expenses and for services provided by TBI was approximately $35,400, and at March 31, 1996 the Company owed TBI approximately $6,100 for lease operating expenses.

         Management of the Company believes that each of the above referenced transactions was made on terms no less favorable to the Company than if such transactions had been entered into with an unrelated party.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information as of May 21, 1997 with respect to the beneficial ownership of Common Stock by (i) each person known to the Company to own beneficially more than five percent of the outstanding Common Stock, excluding, however, the persons named under "Selling Stockholders", (ii) the executive officers named in the Summary Compensation Table under "Compensation of Executives and Related Matters", (iii) each Director of the Company, and (iv) all Directors and executive officers of the Company as a group:


NAME AND ADDRESS                                         AMOUNT AND NATURE OF      PERCENTAGE OF COMMON STOCK
OF BENEFICIAL OWNER                                      BENEFICIAL OWNERSHIP (1)     BENEFICIALLY OWNED (2)
-------------------                                      -------------------- ---   --------------------------
Thomas C. Brown ...........................................      616,153(3)               12.34%
   4607 West Industries Blvd
   Midland, Texas 79703

Donald L. Evans ...........................................       12,846                      *
    500 Empire Plaza
    Midland, Texas 79701

David N. Fitzgerald .......................................       30,182(4)                   *
    2300 West 42nd Street
    Odessa, Texas 79764

Joe G. Roper ..............................................      858,768(5)               18.38%
    4607 West Industrial Blvd
    Midland, Texas 79703

Metropolitan Life Insurance ...............................      246,300(6)                5.50%
    Company (6)
    One Madison Avenue
    New York, New York 10010

State Farm Mutual Automobile ..............................      400,000(7)                8.93%
    Insurance Company
    One State Farm Plaza
    Bloomington, Illinois 61710

F. Howard Walsh, Jr .......................................      266,246(8)                5.95%
    500 West Seventh St., Suite 1007
    Fort Worth, Texas 76102-4782

All Directors and Executive ...............................    1,592,413(9)               30.47%
    Officers as a Group (7 persons)

----------
 * Less than one percent

(1) Unless otherwise indicated, all shares of Common Stock are held directly with sole voting and investment powers.

(2) Securities not outstanding, but included in the beneficial ownership of each such person, are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person if such securities may be acquired within sixty days, but are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.

(3) Includes 514,500 shares of Common Stock underlying a presently exercisable stock option and 19,856 shares of Common Stock owned by the Estate of C. V. Lyman, deceased, of which estate Mr. Brown serves as Co-Executor.

(4) Includes 5,000 shares of Common Stock held by Mr. Fitzgerald's wife as her separate property. Mr. Fitzgerald disclaims beneficial ownership of such shares.

(5) Includes 195,000 shares of Common Stock underlying presently exercisable stock options.

(6) As of April 30, 1997, represents shares beneficially owned by certain clients of State Street Research & Management Company, a registered investment adviser ("State Street Research"), and by certain registered investment companies for which State Street Research serves as investment adviser. State Street Research is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). Excludes shares beneficially owned by Metropolitan Life Insurance Company Separate Account En as reported herein. See "Selling Stockholders". MetLife and State Street Research have sole voting power with respect to 228,500 of the shares listed above and sole dispositive power with respect to the 246,300 shares listed above. MetLife and State Street Research each disclaim beneficial ownership of all such shares.

(7) Includes 5,250 shares of Common Stock which are reported to be beneficially owned by State Farm Fire and Casualty Company.

(8) As reported in Schedule 13D, as amended, filed with the Securities and Exchange Commission, Mr. Walsh has sole voting and dispositive power with respect to 261,900 shares and shared voting and dispositive power with respect to 4,346 shares.

(9) Includes 749,500 shares of Common Stock underlying presently exercisable stock options.

                          DESCRIPTION OF CAPITAL STOCK

        The authorized capital stock of the Company consists of (i) 50,000,000 shares of Common Stock, par value $.10 per share, of which 4,477,386 shares were outstanding at May 21, 1997, and (ii) 10,000,000 shares of preferred stock, $.10 par value, issuable in one or more series, with such dividend rates, liquidation preferences, redemption, conversion and voting rights and such further designations, powers, preferences, rights, limitations and restrictions as may be fixed and determined by the Board of Directors of the Company, all without action of the Company's stockholders. No shares of preferred stock are outstanding or reserved for issuance as of the date of this Prospectus. None of the authorized capital stock is entitled to preemptive rights.

COMMON STOCK

        Each share of Common Stock has one vote on all matters submitted to stockholders. Subject to the rights and preferences of any series of preferred stock which may be designated and issued, the holders of the Company's Common Stock are entitled to receive dividends when and if declared by the Board of Directors, and upon liquidation to share pro rata in any and all assets remaining after the payment of corporate liabilities and after satisfaction of any liquidation preferences on any series of the Company's preferred stock. The Company's Common Stock has no preemptive or other subscription rights, and outstanding shares of such stock are fully paid and nonassessable. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. The Common Stock does not have cumulative voting rights.

PREFERRED STOCK

        The articles of incorporation authorize blank check preferred stock. The Board of Directors is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it. Among the specific matters that may be determined by the Board of Directors are the rate of dividends, redemption and conversion rights and prices, terms and amounts payable in the event of liquidation, voting rights and other rights relating to such preferred stock and could issue such stock in either a private or public transaction. In some circumstances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt which the Board of Directors opposes. Issuance of shares of preferred stock could involve dilution of the equity of the holders of Common Stock and further restrict the rights of such stockholders to receive dividends.

WARRANTS

        In connection with the closing of the Company's private placement of 725,000 shares of Common Stock in February, 1997, the Company issued and sold to Rauscher Pierce Refsnes, Inc. ("Rauscher"), the Company's placement agent, a five-year stock purchase warrant (the "Warrant") to purchase 36,250 shares of Common Stock. The Warrant is exercisable at $13.20 per share, or 120% of the per share price of the Common Stock sold by the Company in the private placement. The Warrant will expire five years after the date of issuance, and is exercisable in whole or in part from time to time at any time after one year from the issuance of the Warrant to Rauscher. Generally, the Warrant may be assigned to stockholders, officers or directors of Rauscher.

        Rauscher has been a market maker in the Common Stock and expects to continue in such capacity in the future.

        The Warrant contains customary anti-dilution provisions and the Company has granted certain rights to register, under the Securities Act of 1933, the shares issuable upon exercise of the Warrant.

                              SELLING STOCKHOLDERS

        The 725,000 shares of Common Stock being offered by the Selling Stockholders were purchased by the Selling Stockholders from the Company in a private placement completed by the Company on February 13, 1997. In the private placement, the Company committed to use its best efforts to file a registration statement with the Commission covering the Common Stock issued to each Selling Stockholder. The following table sets forth certain information as of May 21, 1997 with respect to the Common Stock beneficially owned and to be offered under this Prospectus from time to time by each Selling Stockholder.

                                                                               Percentage of
                                         Number of                             Common Stock
        Name of                           Shares          Number            Beneficially Owned*
        Selling                         Beneficially     of Shares          Before       After
       Stockholder                         Owned          Offered          Offering     Offering
       -----------                       ---------       ---------          ----         ----
Metropolitan Life Insurance Company      423,600(1)      225,000(1)         9.46%        4.44%
   Separate Account EN

Spindrift Partners, L.P.                 225,000         225,000            5.02%        --


Spindrift Partners (Bermuda), L.P.        40,000          40,000               *         --


Westfield Capital Management             100,000(2)      100,000(2)         2.23%        --


Pequot Energy Fund, L.P.                  50,000          50,000            1.12%        --


ARBCO Associates, L.P.                    19,000          19,000               *         --


Offense Group Associates, L.P.            19,000          19,000               *         --


Kayne, Anderson Non-Traditional           19,000          19,000               *         --
   Investments, L.P.


Opportunity Associates, L.P.              10,500          10,500               *         --


Cleveland Capital L.P.                    10,000          10,000               *         --


Kayne, Anderson Offshore Limited           7,500           7,500               *         --

--------------------

* Less than one percent.

(1) Metropolitan Life Insurance Company Separate Account EN ("Account EN") is an insurance company separate account that is managed by State Street Research & Management Company, a registered investment adviser ("State Street Research"). State Street Research has investment power over the securities held in Account EN, including the shares of Common Stock listed above. State Street Research disclaims any beneficial interest in the shares of Common Stock listed above.

(2) Of the total number of shares, 25,000 are held in the name of Trussul and Co. - MFOB and 75,000 shares are held in the name of Trussul and Co.
       - MFOA, custodial accounts managed by Westfield Capital Management.

                              PLAN OF DISTRIBUTION

        The shares of Common Stock offered hereby are being sold for the respective account of each Selling Stockholder. The shares may be sold from time to time by each Selling Stockholder, or by its pledgees, donees, transferees or other successors in interest. Such sales may be made on the Nasdaq National Market System, or otherwise, at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by any one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) privately negotiated transactions. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. The Selling Stockholder or its successors in interest, and any underwriters, brokers, dealers or agents that participate in the distribution of shares of Common Stock, may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the shares of Common Stock by them and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act.

        Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Common Stock may not simultaneously engage in market-making activities with respect to such shares for a period of one to five business days prior to the commencement of such distribution. In addition to and without limiting the foregoing, the Selling Stockholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may affect the timing of purchases and sales of any of the Common Stock by the Selling Stockholders or any such other person. All of the foregoing may affect the marketability of the Common Stock and the ability of any person to engage in market-making activities with respect to the Common Stock.

        Under the Stock Purchase Agreement between the Company and the Selling Stockholders, the Selling Stockholders will be indemnified by the Company to the extent that companies generally indemnify and hold harmless underwriters in connection with public offerings, including liabilities under the Securities Act.



                                 LEGAL MATTERS

        The validity of the Common Stock offered hereby will be passed upon for the Company by Lynch, Chappell & Alsup, a Professional Corporation, Midland, Texas. James M. Alsup, Secretary of the Company, is a shareholder in such firm and the beneficial owner of 345 shares of the Company's Common Stock.



                                    EXPERTS

           The financial statements and schedules of TMBR/Sharp Drilling, Inc. incorporated by reference in this Prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said report.

           The estimated reserve evaluations and related calculations of Joe C. Neal & Associates incorporated by reference in this Prospectus have been included herein in reliance upon the authority of said firm as experts in petroleum engineering.

                              CERTAIN DEFINITIONS



           As used in this Prospectus:

           "Bbl" means barrel or barrels of oil.

           "BOE" means barrels of oil equivalents, determined using the ratio of six Mcf of gas to one barrel of oil, condensate and natural gas liquids.

           "Bcf" means billion cubic feet.

           "MBOE" means thousand barrels of oil equivalent.

           "Mcf" means thousand cubic feet of gas.

           "Gross" oil and gas wells or "gross" acres is the number of wells or acres in which the Company has an interest.

           "Net" oil and gas wells or "net" acres are determined by multiplying "gross" wells or acres by the Company's working interest in such wells or acres.

           "Capital Expenditures" means cost associated with exploratory and development drilling (including exploratory dry holes); leasehold acquisitions; seismic data acquisitions; geological, geophysical and land related overhead expenditures; delay rentals; producing property acquisitions; and other miscellaneous capital expenditures.

           "Present Value of Future Net Revenues" means the present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with Securities and Exchange Commission guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expense and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

           "Production costs" means lease operating expenses and taxes on oil and gas production.

           "Proved reserves" or "reserves" means oil and gas, condensate and natural gas liquids on a net revenue interest basis, found to be commercially recoverable.

           "Proved developed reserves" includes only those proved reserves expected to be recovered from existing completion intervals in existing wells and those reserves that exist behind the casing of existing wells when the cost of making such reserves available for production is relatively small compared to the cost of a new well.